UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 1-16269

AMERICA MOVIL, S.A.B. DE C.V.
(Exact Name of the Registrant as Specified in its Charter)

America Mobile
(Translation of Registrant’s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel, Piso 16
Colonia Ampliación Granada, Alcaldía Miguel Hidalgo
11529, Mexico City
Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This report includes certain financial information as of and for the nine-month periods ended September 30, 2024 and 2025.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2024 (File No. 001-16269), filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 14, 2025 (our “2024 Form 20-F”).

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this report may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual events may differ materially from our expectations. In many cases we include, together with the forward-looking statements themselves, a discussion of factors that may cause actual events to differ from our forward-looking statements. Examples of forward-looking statements include the following:

•	projections of commercial, operating or financial performance, our financing, our capital structure or our other financial items;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition and rates;

•	statements concerning regulation or regulatory developments;

•	the impact of public health crises;

•	statements about our future economic performance or that of Mexico or other countries in which we operate;

•	statements about competitive developments in the telecommunications industry;

•	other descriptions of factors and trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our 2024 Form 20-F, include economic and political conditions and government policies in Mexico, Brazil, Argentina, Colombia, Europe and elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, the impact of public health crises, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by us in light of these important factors.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

1

AMÉRICA MÓVIL

América Móvil, S.A.B. de C.V. (“América Móvil,” “we,” “us,” “our” or the “Company”) is a sociedad anónima bursátil de capital variable organized under the laws of Mexico. We provide telecommunications services in 23 countries. We are a leading telecommunications service provider in Latin America, ranking first in wireless, fixed-line, broadband and Pay TV services based on the number of revenue generating units (“RGUs”). Our largest operations are in Mexico and Brazil, which together account for over half of our total RGUs and where we have the largest market share based on RGUs. We have operations in 16 countries in the Americas and seven countries in Central and Eastern Europe. As of September 30, 2025, we had 328.8 million wireless voice and data subscriptions and 78.9 million fixed RGUs.

Our customers generate revenue for us by purchasing one or more of our services. We refer to each service that a customer purchases as a revenue generating unit (“RGU”). Our management has identified RGUs as a key performance indicator (“KPI”) that helps measure the performance of our operations because it allows the Company to assess its performance on a per-service basis. Each wireless subscription, which includes prepaid and postpaid subscriptions, is counted as a single RGU, while a single fixed-service customer can have multiple RGUs, depending on the services we provide in its respective country. Fixed RGUs consist of fixed voice, fixed data and Pay TV units (which include customers of our Pay TV services and, separately, of certain other digital services). The figures below reflect total wireless subscriptions and fixed RGUs of all our consolidated subsidiaries in the following reportable segments:

•	Mexico Wireless;

•	Mexico Fixed;

•	Brazil;

•	Colombia;

•	Southern Cone (Argentina);

•	Southern Cone (Chile, Paraguay and Uruguay);

•	Andean Region (Ecuador and Peru);

•	Central America (Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua);

•	the Caribbean (the Dominican Republic and Puerto Rico); and

•	Europe (Austria, Belarus, Bulgaria, Croatia, North Macedonia, Serbia and Slovenia).

2

	As of September 30,
	2024	2025
	(in thousands)

Wireless RGUs:
Mexico	84,171	84,345
Brazil	88,276	89,261
Colombia	40,597	42,165
Southern Cone (Argentina)	25,621	27,073
Southern Cone (Chile, Paraguay and Uruguay)	9,142	8,771
Andean Region	22,461	22,744
Central America	16,969	17,101
Caribbean	7,836	8,007
Europe	26,666	29,289
Total Wireless RGUs	321,740	328,755

Fixed RGUs:
Mexico	21,815	22,545
Brazil	22,509	21,867
Colombia	9,561	9,653
Southern Cone (Argentina)	3,571	3,983
Southern Cone (Chile, Paraguay and Uruguay)	3,481	3,235
Andean Region	2,527	2,721
Central America	5,120	5,540
Caribbean	2,829	2,895
Europe	6,293	6,412
Total Fixed RGUs	77,704	78,852
Total RGUs (Total Wireless RGUs and Total Fixed RGUs)	399,444	407,607

* Totals may not sum due to rounding.

We operate in all of our geographic segments under the Claro brand name, except in Mexico and Europe, where we principally do business under the brand names listed below.

COUNTRY	PRINCIPAL BRANDS	SERVICES AND PRODUCTS
Mexico	Telcel	Wireless voice Wireless data

	Telmex Infinitum	Fixed voice Fixed data

Europe	A1	Wireless voice Wireless data Fixed voice Fixed data Pay TV Equipment and accessories

3

OPERATING AND FINANCIAL REVIEW AS OF AND FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2025

The following is a summary and discussion of our preliminary unaudited condensed consolidated financial information as of September 30, 2025 and for the nine-month periods ended September 30, 2024 and 2025. The following tables and discussion should be read in conjunction with our audited consolidated financial statements included in our 2024 Form 20-F.

In the opinion of our management, the unaudited condensed consolidated financial information discussed below includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this financial information in a manner consistent with the presentation under IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS”) made in our audited annual consolidated financial statements included in our 2024 Form 20-F.

References herein to “U.S.$” are to U.S. dollars. References herein to “Ps.” are to Mexican pesos. U.S. dollar amounts in the tables below are presented solely for convenience. You should not construe these translations, or any other currency translations included herein, as representations that the Mexican peso amounts actually represent U.S. dollar or other foreign currency amounts or could be converted into U.S. dollars or such other foreign currency at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from Mexican pesos at the exchange rate of Ps. 18.3825 to U.S.$1.00, which was the rate reported by Banco de México for settlement of obligations in foreign currencies due on September 30, 2025, as published in the Mexican Official Gazette of the Federation (Diario Oficial de la Federación) on September 29, 2025.

4

Condensed Consolidated Financial Information of América Móvil

The following tables set forth our unaudited consolidated financial information as of September 30, 2025 and for the nine-month periods ended September 30, 2024 and 2025.

	For the nine-month periods ended
	September 30,
	2024		2025
Income Statement Data	(in millions of Mexican pesos)				(in millions of U.S. dollars)
	(unaudited)
Operating revenues:
Service revenues	Ps.	542,020	Ps.	599,980	U.S.$	32,639
Sales of equipment		90,260		98,761		5,372
	Ps.	632,280	Ps.	698,741	U.S.$	38,011
Operating costs and expenses:
Cost of sales and services		238,540		262,905		14,302
Commercial, administrative and general expenses		135,654		153,972		8,376
Other expenses		4,966		4,584		249
Depreciation and amortization		119,411		135,005		7,344
	Ps.	498,571	Ps.	556,466	U.S.$	30,271
Operating income	Ps.	133,709	Ps.	142,275	U.S.$	7,740
Interest income		6,591		6,902		375
Interest expense		(41,001)		(46,628)		(2,537)
Foreign currency exchange (loss) gain, net		(58,373)		16,084		875
Valuation of derivatives, interest cost from labor obligations and other financial items, net		10,541		(10,426)		(567)
Equity interest in net result of associated companies		(4,372)		106		6
Profit before income tax		47,095		108,313		5,892
Income tax		25,061		40,577		2,207
Net profit for the period	Ps.	22,034		67,736	U.S.$	3,685
Net profit for the period attributable to:
Equity holders of the parent	Ps.	18,828	Ps.	63,685	U.S.$	3,464
Non-controlling interests		3,206		4,051		221
	Ps.	22,034	Ps.	67,736	U.S.$	3,685
Other comprehensive income:
Other comprehensive income that may be reclassified to profit or (loss) in subsequent period (net of tax):
Effect of translation of foreign entities	Ps.	73,198	Ps.	(8,370)	U.S.$	(455)
Items that will not be reclassified to profit or (loss) in subsequent periods:
Re-measurement of defined benefit plan net of deferred taxes	Ps.	(119)	Ps.	7,507	U.S.$	408
Unrealized gain on equity investments at fair value, net of deferred taxes		10,173		965		52
Total other comprehensive income items for the period, net of deferred taxes	Ps.	83,252	Ps.	102	U.S.$	5
Total comprehensive income for the period	Ps.	105,286	Ps.	67,838	U.S.$	3,690
Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	92,533	Ps.	62,997	U.S.$	3,427
Non-controlling interests		12,753		4,841		263
	Ps.	105,286	Ps.	67,838	U.S.$	3,690

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	As of December 31,		As of September 30,
	2024		2025
	(in millions of Mexican pesos)				(in millions of U.S. dollars)
	(audited)		(unaudited)
Balance Sheet Data
Total current assets	Ps.	353,698	Ps.	391,351	U.S.$	21,289
Total non-current assets		1,440,223		1,401,544		76,244
Total assets	Ps.	1,793,921	Ps.	1,792,895	U.S.$	97,533
Total current liabilities		494,401		482,960		26,273
Long-term debt		463,375		463,103		25,193
Long-term liability related to right-of-use of assets		177,666		169,512		9,221
Deferred income taxes		27,732		27,715		1,508
Non-current accounts payable		17,225		19,004		1,034
Deferred revenues		2,673		2,304		125
Asset retirement obligation		11,513		11,893		647
Employee benefits		167,152		161,127		8,765
Total liabilities		1,361,737		1,337,618		72,766
Equity:
Capital stock		95,357		95,354		5,187
Retained earnings:
Prior year		494,346		475,620		25,874
Profit for the year / period		22,902		63,685		3,464
Total retained earnings		517,248		539,305		29,338
Other comprehensive loss items		(243,520)		(244,837)		(13,319)
Equity attributable to equity holders of the parent	Ps.	369,085	Ps.	389,822	U.S.$	21,206
Non-controlling interests		63,099		65,455		3,561
Total equity		432,184		455,277		24,767
Total liabilities and equity	Ps.	1,793,921	Ps.	1,792,895	U.S.$	97,533

6

Condensed Consolidated Results of Operations as of and for the Nine-Month Periods Ended September 30, 2024 and 2025

Our unaudited condensed consolidated financial statements are presented in Mexican pesos, but our operations outside of Mexico account for a significant portion of our revenues and expenses. Currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the euro, U.S. dollar, Brazilian real, Colombian peso and Argentine peso, affect our results of operations as reported in Mexican pesos.

In the following discussion regarding our results of operations, we include a discussion of the change in the different components of our revenues and expenses between periods at constant exchange rates, i.e., using the same exchange rate from the comparable period of the prior fiscal year to translate the local-currency results of our non-Mexican operations for both periods. We believe that this additional information helps investors better understand the performance of our non-Mexican operations and their contribution to our consolidated results.

All comparisons at constant exchange rates in our consolidated figures exclude Argentina. Our Argentine subsidiary is subject to the accounting guidelines applicable to hyperinflationary economies, with all the accounting variables expressed in real terms at constant Argentine pesos. Pursuant to IFRS Accounting Standards, for consolidation purposes in our consolidated financial statements—with no other economy in the countries in which we operate considered hyperinflationary—Argentine peso figures expressed in constant Argentine peso terms at the prevailing prices at the end of a reporting period must be translated into Mexican pesos using the exchange rate at the closing date of that same period for consolidation purposes. Due to hyperinflationary conditions in Argentina and the magnitude of the Argentine peso’s depreciation, the application of the above-referenced norm generates unusual effects. Therefore, we exclude Argentina from all consolidated figures cited at constant exchange rates.

On October 3, 2024, we received the approval by the National Economic Prosecutor’s Office of the Republic of Chile (Fiscalia Nacional Económica) to consolidate Claro Chile, SpA (which, until then, was still a 50:50 joint venture between us and Liberty Latin America, Ltd. (“LLA”), and therefore not consolidated with the Company) into its operations. As a result, on October 31, 2024, we converted our outstanding notes in Claro Chile, SpA into equity and began to consolidate Claro Chile, SpA into our consolidated financial statements. At the effective date of the conversion, LLA retained an approximate 9.0% interest and the Company an approximate 91.0% interest. As of December 31, 2024 and September 30, 2025, we held a 94.9% and a 100% interest in Claro Chile, SpA, respectively. The discussion and analysis in this Form 6-K presents financial measures that exclude the results of operations of Claro Chile, SpA, notwithstanding their inclusion in our consolidated financial statements. Accordingly, such financial measures that exclude the results of operations of Claro Chile, SpA constitute non-IFRS financial measures, as they omit the assets, liabilities, and operating results associated with Claro Chile, SpA’s operations. We believe this approach provides a clearer view of the financial impact resulting from the commencement of its consolidation.

Operating Revenues

Total operating revenues for the first nine months of 2025 increased by 10.5%, or Ps. 66.5 billion, over the first nine months of 2024. At constant exchange rates, total operating revenues for the first nine months of 2025 increased by 6.2% over the first nine months of 2024, or 3.7% excluding the effects of consolidating Claro Chile, SpA.

Service Revenues – Service revenues for the first nine months of 2025 increased by 10.7%, or Ps. 58.0 billion, over the first nine months of 2024. At constant exchange rates, service revenues for the first nine months of 2025 increased by 6.3% over the first nine months of 2024, or 3.7% excluding the effects of consolidating Claro Chile, SpA. This increase at constant exchange rates principally reflects an increase in revenues from our prepaid and postpaid mobile services, broadband and corporate services in the fixed-line networks, which were partially offset by a decrease in revenues from our fixed voice services.

Sales of Equipment – Sales of equipment revenues for the first nine months of 2025 increased by 9.4%, or Ps. 8.5 billion, over the first nine months of 2024. At constant exchange rates, sales of equipment revenues for the first nine months of 2025 increased by 6.1% over the first nine months of 2024, or 3.8% excluding the effects of consolidating Claro Chile, SpA. This increase at constant exchange rates principally reflects an increase in sales of smartphones, data-enabled devices and accessories in Colombia, Austria, Brazil and Central America.

7

Operating Costs and Expenses

Total operating costs and expenses for the first nine months of 2025 increased by 11.6%, or Ps. 57.9 billion, over the first nine months of 2024. At constant exchange rates, total operating costs and expenses for the first nine months of 2025 increased by 7.2% over the first nine months of 2024, or 2.9% excluding the effects of consolidating Claro Chile, SpA. This increase in operating costs and expenses at constant exchange rates principally reflects increased costs associated with network maintenance, IT services and electric energy.

Cost of Sales and Services – Cost of sales and services for the first nine months of 2025 increased by 10.2%, or Ps. 24.4 billion, over the first nine months of 2024. At constant exchange rates, cost of sales and services for the first nine months of 2025 increased by 6.5% over the first nine months of 2024, or 3.5% excluding the effects of consolidating Claro Chile, SpA. This increase in costs of sales and services at constant exchange rates principally reflects an increase in sales of higher-end smartphones as well as corporate network, IT services and network maintenance. This increase was partially offset by our cost savings program.

Commercial, Administrative and General Expenses – Commercial, administrative and general expenses for the first nine months of 2025 increased by 13.5%, or Ps. 18.3 billion, over the first nine months of 2024. As a percentage of operating revenues, commercial, administrative and general expenses were 22.0% for the first nine months of 2025, compared to 21.5% for the first nine months of 2024. At constant exchange rates, commercial, administrative and general expenses for the first nine months of 2025 increased by 8.6% over the first nine months of 2024, or 4.7% excluding the effects of consolidating Claro Chile, SpA. This increase in commercial, administrative and general expenses at constant exchange rates principally reflects increased expenses for customer service centers and IT solutions.

Other Expenses – Other expenses for the first nine months of 2025 decreased by 7.7% or Ps. 0.4 billion over the first nine months of 2024, principally due to the reduction in expenses for site maintenance and migration to a new version of SAP at our subsidiary Telmex during the prior year.

Depreciation and Amortization – Depreciation and amortization for the first nine months of 2025 increased by 13.1%, or Ps. 15.6 billion, over the first nine months of 2024. As a percentage of operating revenues, depreciation and amortization were 19.3% for the first nine months of 2025, compared to 18.9% for the first nine months of 2024. At constant exchange rates, depreciation and amortization for the first nine months of 2025 increased by 7.8% over the first nine months of 2024, or 0.4% excluding the effects of consolidating Claro Chile, SpA.

Operating Income

Operating income for the first nine months of 2025 increased by 6.4%, or Ps. 8.6 billion, over the first nine months of 2024. Operating margin (operating income as a percentage of operating revenues) was 20.4% for the first nine months of 2025, compared to 21.1% for the first nine months of 2024.

Non-Operating Items

Net Interest Expense – Net interest expense (interest expense less interest income) for the first nine months of 2025 increased by 15.4%, or Ps. 5.3 billion, over the first nine months of 2024. This rise principally reflects an increase in interest expense from debt due to changes in interest rates in Brazil and the incurrence of new loans by our subsidiary in Colombia in the first nine months of 2025.

Foreign Currency Exchange Gain (Loss), Net – We recorded a net foreign currency exchange gain of Ps. 16.1 billion for the first nine months of 2025, compared to our net foreign currency exchange loss of Ps. 58.4 billion for the first nine months of 2024. This shift can be attributed to the appreciation of the Mexican peso against the U.S. dollar, the primary currency of our debt, during 2025, which contrasts with the depreciation of the Mexican peso against the U.S. dollar in 2024.

8

Valuation of Derivatives, Interest Cost from Labor Obligations and Other Financial Items, Net – We recorded a net loss of Ps. 10.4 billion for the first nine months of 2025 on the valuation of derivatives, interest cost from labor obligations and other financial items, net, compared to a net gain of Ps. 10.5 billion for the first nine months of 2024. The change in the first nine months of 2025 principally reflects a decrease in the net monetary position gain from our subsidiaries in Argentina.

Income Tax – Our income tax expense for the first nine months of 2025 increased by 61.9%, or Ps. 15.5 billion, over the first nine months of 2024. This increase primarily reflects higher profit before income tax, which was significantly impacted by foreign exchange gains recognized during 2025.

Our effective corporate income tax rate as a percentage of profit before income tax was 37.5% for the first nine months of 2025, compared to 53.2% for the first nine months of 2024. This rate differs from the applicable rate of 30% under Mexican law and changed year over year mainly due to tax effects of inflation and our non-deductible pensions.

Net Profit

We recorded a net profit of Ps. 67.7 billion for the first nine months of 2025, an increase of 207.4%, or Ps. 45.7 billion, over the first nine months of 2024.

Segment Results of Operations for the nine-month periods ended September 30, 2025 and 2024

The following table sets forth the exchange rates used to translate the results of our most significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior period indicated. The U.S. dollar is our functional currency in several of the countries or territories in which we or our subsidiaries operate, including Ecuador, Puerto Rico and El Salvador. Exchange rate changes between the Mexican peso and the currencies in which our subsidiaries operate affect our reported results in Mexican pesos and the comparability of reported results between periods.

	Mexican pesos per foreign currency unit (average for the period) for the nine-month periods ended September 30,
	2024	2025	% Change
Brazilian real	3.3817	3.4546	2.2
Colombian peso	0.0044	0.0047	6.8
Argentine peso (1)	0.0200	0.0168	(16.0)
U.S. dollar	17.7119	19.5409	10.3
Euro	19.2646	21.8202	13.3

(1) As of September 30, 2025, the devaluation of the Argentine peso against the Mexican peso is due primarily to the economic policies established by the new Argentine administration in December 2023. The stated goals of the policies involve, among other things, the devaluation of the Argentine peso by more than 40 percent of its value as observed in the nine-month periods ended September 30, 2025.

9

Interperiod Segment Comparisons

The following discussion addresses the financial performance of each of our reportable segments by comparing results as of and for the nine months ended September 30, 2024 and 2025. In the year-to-year comparisons for each segment, we include percentage changes in operating revenues, operating income and operating margin (operating income as a percentage of operating revenues), in each case calculated based on the segment financial information and prepared in accordance with IFRS 8.

Each reportable segment excludes all income, cost and expense incurred between subsidiaries within the reportable segment. The Mexico Wireless segment includes corporate income, costs and expenses.

Comparisons in the following discussion are calculated using figures in Mexican pesos. We also include percentage changes in adjusted segment operating revenues, adjusted segment operating income and adjusted operating margin (adjusted operating income as a percentage of adjusted operating revenues), which consist of segment operating revenues, segment operating income and segment operating margin, respectively, minus (i) certain intersegment transactions, (ii) for our non-Mexican segments, the effects of foreign currency translation and (iii) for the Mexican Wireless segment only, revenues and costs of group corporate activities and other businesses that are allocated to the Mexico Wireless segment. The following discussions provide a quantification of these non-IFRS measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS Accounting Standards. We have provided the non-IFRS measures herein, which are not calculated or presented in accordance with IFRS Accounting Standards, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS Accounting Standards.

These supplemental non-IFRS measures are presented because management has evaluated our financial results both including and excluding the adjusted items and believes that the supplemental non-IFRS measures presented provide additional perspective and insights when analyzing our core operating performance from period to period and trends in our historical operating results. These supplemental non-IFRS measures made by management, which should not be considered superior to, as a substitute for or an alternative to, should be considered in conjunction with the IFRS measures presented herein.

Except for the Southern Cone – Argentina segment, comparisons in the following discussion are calculated using figures in Mexican pesos. For the Southern Cone – Argentina segment only, due to hyperinflationary conditions in Argentina, comparisons in the following discussion are calculated using figures in constant Argentine peso terms, which are adjusted for inflation in accordance with International Accounting Standard (“IAS”) 29 Financial Reporting in Hyperinflationary Economies (“IAS 29”), and must be converted into Mexican pesos at the exchange rate observed at the end of the period per IFRS Accounting Standards, as described in the “Constant Currency Presentation” section of our 2024 Form 20-F.

The tables below set forth operating revenues and operating income for each of our segments for the years indicated.

	For the nine-month period ended September 30, 2025
	Operating Revenues		Intersegment Transactions and the Effects of Foreign Currency Translation		Adjusted Operating Revenues	Operating Income (Loss)		Intersegment Transactions and the Effects of Foreign Currency Translation		Adjusted Operating Income (Loss)	Operating Margin	Adjusted Operating Margin
	(in billions of Mexican pesos)	(as a % of total operating revenues)	(in billions of Mexican pesos)			(in billions of Mexican pesos)	(as a % of total operating revenues)	(in billions of Mexican pesos)			(as a % of operating revenues)	(as a % of adjusted operating revenues)

Mexico Wireless	201.9	28.9	(18.9	)(1)	183.0	68.0	47.8	12.5	(1)	80.5	33.7	44.0
Mexico Fixed	84.8	12.1	(16.0	)(2)	68.8	12.1	8.5	(12.8	)(2)	(0.7)	14.2	(1.0)
Brazil	136.2	19.5	(6.8)		129.4	26.8	18.9	(1.8)		25.0	19.7	19.3
Colombia	58.6	8.4	(4.6)		54.0	7.7	5.4	2.0		9.7	13.2	17.9
Southern Cone (Argentina)	27.1	3.9	0.0		27.1	0.6	0.4	9.2		9.8	2.1	36.3
Southern Cone (Paraguay, Uruguay and Chile)	19.9	2.8	(1.4)		18.5	(6.0)	(4.2)	1.1		(4.9)	(30.4)	(26.8)
Andean Region	42.6	6.1	(4.9)		37.7	7.1	5.0	1.7		8.8	16.7	23.2
Central America	42.3	6.1	(4.0)		38.3	9.5	6.7	(0.2)		9.3	22.4	24.3
Caribbean	29.0	4.1	(3.7)		25.3	4.9	3.4	(0.5)		4.4	16.9	17.2
Europe	89.3	12.8	(10.5)		78.8	14.2	10.0	(1.6)		12.6	15.9	16.0
Eliminations	(33.0)	(4.7)				(2.6)	(1.9)				7.7
Total	698.7	100.0				142.3	100.0

(1) Includes operations for income and costs of group corporate activities and other businesses. Effects of foreign currency translation do not apply.
(2) Effects of foreign currency translation do not apply.

10

	For the nine-month period ended September 30, 2024
	Operating Revenues		Intersegment Transactions and the Effects of Foreign Currency Translation		Adjusted Operating Revenues	Operating Income (Loss)		Intersegment Transactions and the Effects of Foreign Currency Translation		Adjusted Operating Income (Loss)	Operating Margin	Adjusted Operating Margin
	(in billions of Mexican pesos)	(as a % of total operating revenues)	(in billions of Mexican pesos)			(in billions of Mexican pesos)	(as a % of total operating revenues)	(in billions of Mexican pesos)			(as a % of operating revenues)	(as a % of adjusted operating revenues)

Mexico Wireless	197.2	31.2	(17.3	)(1)	179.9	67.7	50.7	10.4	(1)	78.1	34.3	43.4
Mexico Fixed	80.9	12.8	(12.6	)(2)	68.3	11.8	8.8	(9.3	)(2)	2.5	14.6	3.7
Brazil	125.6	19.9	(3.5)		122.1	22.4	16.8	(1.2)		21.2	17.8	17.4
Colombia	51.6	8.2	(0.8)		50.8	6.9	5.1	2.6		9.5	13.3	18.7
Southern Cone (Argentina)	27.5	4.4	(3.8)		23.7	0.8	0.6	7.5		8.3	2.9	34.8
Southern Cone (Paraguay, Uruguay)	3.1	0.5	0.0		3.1	(1.0)	(0.8)	0.2		(0.8)	(33.3)	(25.4)
Andean Region	36.9	5.8	(0.1)		36.8	5.8	4.3	2.0		7.8	15.7	21.2
Central America	34.2	5.4	(0.1)		34.1	4.9	3.7	1.8		6.7	14.4	19.5
Caribbean	26.4	4.2	(0.8)		25.6	4.3	3.2	0.1		4.4	16.1	17.3
Europe	76.1	12.0	(0.1)		76.0	12.1	9.0	(0.1)		12.0	15.9	15.8
Eliminations	(27.2)	(4.4)				(2.0)	(1.4)				7.0
Total	632.3	100.0				133.7	100.0

(1) Includes operations for income and costs of group corporate activities and other businesses. Effects of foreign currency translation do not apply.
(2) Effects of foreign currency translation do not apply.

Mexico Wireless

The number of prepaid wireless subscriptions for the first nine months of 2025 decreased by 0.4% over the first nine months of 2024, and the number of postpaid wireless subscriptions increased by 3.1%, resulting in a slight increase in the total number of wireless subscriptions in Mexico of 0.2%, or 174 thousand, to approximately 84.3 million as of September 30, 2025.

Segment operating revenues for the first nine months of 2025 increased by 2.3% over the first nine months of 2024. Adjusted segment operating revenues were Ps. 183.0 billion in the first nine months of 2025 and Ps. 179.9 billion in the first nine months of 2024, after giving effect to adjustments of Ps. (18.9) billion and Ps. (17.3) billion, respectively, for intersegment transactions and revenues of group corporate activities and other businesses that are allocated to the Mexico Wireless segment. This represents an increase of 1.7% in adjusted segment operating revenues in the first nine months of 2025, as compared to the first nine months of 2024, which principally reflects a decrease in equipment sales and prepaid revenues despite an increase in postpaid revenues.

Segment operating income for the first nine months of 2025 increased by 0.4% over the first nine months of 2024. Adjusted segment operating income was Ps. 80.5 billion in the first nine months of 2025 and Ps. 78.1 billion in the first nine months of 2024, after giving effect to adjustments of Ps. 12.5 billion and Ps. 10.4 billion, respectively, for intersegment transactions and revenues of group corporate activities and other businesses that are allocated to the Mexico Wireless segment. This represents an increase of 3.0% in adjusted segment operating income in the first nine months of 2025, as compared to the first nine months of 2024.

Segment operating margin was 33.7% in the first nine months of 2025, as compared to 34.3% in the first nine months of 2024. Adjusted segment operating margin was 44.0% in the first nine months of 2025, as compared to 43.4% in the first nine months of 2024. This increase in segment operating margin for the first nine months of 2025 principally reflects the effects of our cost savings program.

Mexico Fixed

The number of fixed voice RGUs in Mexico for the first nine months of 2025 decreased by 0.1% over the first nine months of 2024, and the number of broadband RGUs in Mexico increased by 6.7%, resulting in an increase in total fixed RGUs in Mexico of 3.3% over the first nine months of 2024, or 730 thousand, to approximately 22.5 million as of September 30, 2025.

Segment operating revenues for the first nine months of 2025 increased by 4.8% over the first nine months of 2024. Adjusted segment operating revenues were Ps. 68.8 billion in the first nine months of 2025 and Ps. 68.3 billion in the first nine months of 2024, after giving effect to adjustments of Ps. (16.0) billion and Ps. (12.6) billion, respectively, for intersegment transactions. This represents an increase of 0.7% in adjusted segment operating revenues in the first nine months of 2025, as compared to the first nine months of 2024, due to better performance in broadband and corporate network services.

11

Segment operating income for the first nine months of 2025 increased by 2.4% over the first nine months of 2024. Adjusted segment operating income was Ps. (0.7) billion in the first nine months of 2025 and Ps. 2.5 billion in the first nine months of 2024, after giving effect to adjustments of Ps. (12.8) billion and Ps. (9.3) billion, respectively, for intersegment transactions. This represents a decrease of 128.7% in adjusted segment operating income from the first nine months of 2025, as compared to the first nine months of 2024, which principally reflects an increase in network maintenance costs, technical expenses and the contractual salary of our employees.

Segment operating margin was 14.2% in the first nine months of 2025, as compared to 14.6% in the first nine months of 2024. Adjusted segment operating margin was (1.0%) in the first nine months of 2025, as compared to 3.7% in the first nine months of 2024. The decrease in segment operating margin for the first nine months of 2025 principally reflects an increase in network maintenance costs and technical expenses despite an increase in revenues from broadband and corporate network services.

Brazil

The number of prepaid wireless subscriptions for the first nine months of 2025 decreased by 10.1% over the first nine months of 2024, and the number of postpaid wireless subscriptions increased by 8.5%, resulting in an increase in the total number of wireless subscriptions in Brazil of 1.1%, or 985 thousand, to approximately 89.3 million as of September 30, 2025. The increase in postpaid wireless subscriptions is due primarily to commercial efforts aimed at converting prepaid subscriptions to postpaid subscriptions. The number of fixed voice RGUs for the first nine months of 2025 decreased by 8.7% over the first nine months of 2024, the number of broadband RGUs increased by 3.2%, and the number of Pay TV RGUs decreased by 6.5%, resulting in a decrease in total fixed RGUs in Brazil of 2.9%, or 642 thousand, to approximately 21.9 million as of September 30, 2025. The number of Pay TV RGUs for 2024 has been adjusted to the criteria by which we report to the local regulator.

Segment operating revenues for the first nine months of 2025 increased by 8.5% over the first nine months of 2024. Adjusted segment operating revenues were Ps. 129.4 billion in the first nine months of 2025 and Ps. 122.1 billion in the first nine months of 2024, after giving effect to adjustments of Ps. (6.8) billion and Ps. (3.5) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 5.9% in adjusted segment operating revenues in the first nine months of 2025, as compared to the first nine months of 2024, which principally reflects stronger performance in postpaid, broadband and corporate network services, partially offset by Pay TV.

Segment operating income for the first nine months of 2025 increased by 19.7% over the first nine months of 2024. Adjusted segment operating income was Ps. 25.0 billion in the first nine months of 2025 and Ps. 21.2 billion in the first nine months of 2024, after giving effect to adjustments of Ps. (1.8) billion and Ps. (1.2) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 17.6% in adjusted segment operating income in the first nine months of 2025, as compared to the first nine months of 2024.

Segment operating margin was 19.7% in the first nine months of 2025, as compared to 17.8% in the first nine months of 2024. Adjusted segment operating margin was 19.3% in the first nine months of 2025, as compared to 17.4% in the first nine months of 2024. This increase in adjusted segment operating margin for the first nine months of 2025 principally reflects the effects of decreased operating leverage and strict cost controls.

Colombia

The number of prepaid wireless subscriptions for the first nine months of 2025 increased by 2.6% over the first nine months of 2024, and the number of postpaid wireless subscriptions increased by 7.4%, resulting in an increase in the total number of wireless subscriptions in Colombia of 3.9%, or 1.6 million, to approximately 42.1 million as of September 30, 2025. The number of fixed voice RGUs for the first nine months of 2025 increased by 0.7% over the first nine months of 2024, the number of broadband RGUs increased by 2.8% and the number of Pay TV RGUs decreased by 0.9%, resulting in an increase in total fixed RGUs in Colombia of 1.0%, or 92 thousand, to approximately 9.7 million as of September 30, 2025.

Segment operating revenues for the first nine months of 2025 increased by 13.7% over the first nine months of 2024. Adjusted segment operating revenues were Ps. 54.0 billion in the first nine months of 2025 and Ps. 50.8 billion in the first nine months of 2024, after giving effect to adjustments of Ps. (4.6) billion and Ps. (0.8) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 6.4% in adjusted segment operating revenues in the first nine months of 2025, as compared to the first nine months of 2024, which principally reflects the growth of mobile services, corporate networks and broadband.

12

Segment operating income for the first nine months of 2025 increased by 12.3% over the first nine months of 2024. Adjusted segment operating income was Ps. 9.7 billion in the first nine months of 2025 and Ps. 9.5 billion in the first nine months of 2024, after giving effect to adjustments of Ps. 2.0 billion and Ps. 2.6 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 1.8% in adjusted segment operating income in the first nine months of 2025, as compared to the first nine months of 2024.

Segment operating margin was 13.2% in the first nine months of 2025, as compared to 13.3% in the first nine months of 2024. Adjusted segment operating margin was 17.9% in the first nine months of 2025, as compared to 18.7% in the first nine months of 2024. This decrease can be attributed to content and network maintenance costs, energy costs and customer care services.

Southern Cone - Argentina

As described above under “Interperiod Segment Comparisons,” due to hyperinflationary conditions in Argentina, comparisons in the following discussion are calculated using figures in constant Argentine peso terms, i.e., adjusted for inflation in accordance with IAS 29.

The number of prepaid wireless subscriptions for the first nine months of 2025 increased by 5.6% over the first nine months of 2024, and the number of postpaid wireless subscriptions increased by 5.8%, resulting in an increase in the total number of wireless subscriptions in Argentina of 5.7%, or 1.5 million, to approximately 27.1 million as of September 30, 2025. The number of fixed voice RGUs for the first nine months of 2025 increased by 11.9% over the first nine months of 2024, the number of broadband RGUs increased by 12.6%, and the number of Pay TV RGUs increased by 7.7%, resulting in an increase of total fixed RGUs in Argentina of 11.5%, or 412 thousand, to approximately 4.0 million as of September 30, 2025.

Segment operating revenues for the first nine months of 2025 decreased by 1.4% over the first nine months of 2024. Adjusted segment operating revenues were Ps. 27.1 billion in the first nine months of 2025 and Ps. 23.7 billion in the first nine months of 2024, after giving effect to adjustments of Ps. (65.8) million and Ps. (3.8) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 14.1% in adjusted segment operating revenues in the first nine months of 2025, as compared to the first nine months of 2024, which is attributable to growth in mobile as well as in fixed services, except in corporate networks services.

Segment operating income for the first nine months of 2025 decreased by 28.0% over the first nine months of 2024. Adjusted segment operating income was Ps. 9.8 billion in the first nine months of 2025 and Ps. 8.3 billion in the first nine months of 2024, after giving effect to adjustments of Ps. 9.2 billion and Ps. 7.5 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 19.1% in adjusted segment operating income in the first nine months of 2025, as compared to the first nine months of 2024.

Segment operating margin was 2.1% in the first nine months of 2025, as compared to 2.9% in the first nine months of 2024. Adjusted segment operating margin was 36.3% in the first nine months of 2025, as compared to 34.8% in the first nine months of 2024.

Southern Cone – Chile, Paraguay and Uruguay

In Chile, Paraguay and Uruguay, the number of prepaid wireless subscriptions for the first nine months of 2025 decreased by 17.0% over the first nine months of 2024, and the number of postpaid wireless subscriptions increased by 8.7%, resulting in a decrease in the total number of wireless subscriptions in Chile, Paraguay and Uruguay of 4.1%, or 372 thousand, to approximately 8.8 million as of September 30, 2025. In Chile, the number of fixed voice RGU’s for the first nine months of 2025 decreased by 13.1% over the first nine months of 2024. In Chile and Paraguay, the number of broadband RGUs decreased by 3.6% and the number of Pay TV RGUs decreased by 8.6%, resulting in a decrease in total fixed RGUs in Chile and Paraguay of 7.1%, or 246 thousand, to approximately 3.2 million as of September 30, 2025.

Segment operating revenues were Ps. 19.9 billion and Ps. 3.1 billion in the first nine months of 2025 and 2024, respectively, which represents an increase of 549.0%. Adjusted segment operating revenues were Ps. 18.5 billion in the first nine months of 2025 and Ps. 3.1 billion in the first nine months of 2024, after giving effect to adjustments of Ps. (1.4) billion and Ps. (8.0) million, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 6 times in adjusted segment operating revenues in the first nine months of 2025, as compared to the first nine months of 2024, or 6.6% excluding the effects of Chilean operations, which principally reflects an increase in prepaid and postpaid revenues in both Paraguay and Uruguay, an increase in fixed voice and broadband revenues, partially offset by a decrease in corporate networks and Pay TV revenues in Paraguay.

13

Segment operating loss was Ps. 6.0 billion and Ps. 1.0 billion in the first nine months of 2025 and 2024, respectively, which represents a decrease of 492.1%. Adjusted segment operating loss was Ps. 4.9 billion in the first nine months of 2025, or Ps. 0.1 billion excluding Chilean operations; as compared to an adjusted segment operating loss of Ps. 0.8 billion in the first nine months of 2024, after giving effect to adjustments of Ps. 1.1 billion and Ps. 0.2 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of Ps. 4.1 billion in adjusted segment operating loss in the first nine months of 2025, as compared to the first nine months of 2024, or an increase of 0.9 billion excluding the effects of Chilean operations in adjusted segment operating income.

Segment operating margin was (30.4%) in the first nine months of 2025, as compared to (33.3%) in the first nine months of 2024. Adjusted segment operating margin was (26.8%), or 3.5% excluding the effects of Chilean operations in the first nine months of 2025, as compared to (25.4%) in the first nine months of 2024. This increase in segment operating margin for the first nine months of 2025 principally reflects an increase in prepaid and postpaid revenues in both Paraguay and Uruguay, an increase in broadband revenues, partially offset by a decrease in corporate networks and Pay TV revenues in Paraguay.

Andean Region—Ecuador and Peru

The number of prepaid wireless subscriptions for the first nine months of 2025 decreased by 2.3% over the first nine months of 2024, and the number of postpaid wireless subscriptions increased by 7.1%, resulting in an increase in the total number of wireless subscriptions in our Andean Region segment of 1.3%, or 282 thousand, to approximately 22.7 million as of September 30, 2025. The number of fixed voice RGUs for the first nine months of 2025 increased by 7.1% over the first nine months of 2024, the number of broadband RGUs increased by 9.1% and the number of Pay TV RGUs increased by 3.4%, resulting in an increase in total fixed RGUs in our Andean Region segment of 7.7%, or 195 thousand, to approximately 2.7 million as of September 30, 2025.

Segment operating revenues for the first nine months of 2025 increased by 15.4% over the first nine months of 2024. Adjusted segment operating revenues were Ps. 37.7 billion in the first nine months of 2025 and Ps. 36.8 billion in the first nine months of 2024, after giving effect to adjustments of Ps. (4.9) billion and Ps. (0.1) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 2.5% in adjusted segment operating revenues in the first nine months of 2025, as compared to the first nine months of 2024, which principally reflects increases in all service revenues in Peru.

Segment operating income for the first nine months of 2025 increased by 22.4% over the first nine months of 2024. Adjusted segment operating income was Ps. 8.8 billion in the first nine months of 2025 and Ps. 7.8 billion in the first nine months of 2024, after giving effect to adjustments of Ps. 1.7 billion and Ps. 2.0 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 12.3% in adjusted segment operating income in the first nine months of 2025, as compared to the first nine months of 2024, which principally reflects an increase in adjusted operating income of 21.0% in Peru.

Segment operating margin was 16.7% in the first nine months of 2025, as compared to 15.7% in the first nine months of 2024. Adjusted segment operating margin was 23.2% in the first nine months of 2025, as compared to 21.2% in the first nine months of 2024. This increase in the segment operating margin for the first nine months of 2025 principally reflects improved operating leverage in Peru and strict cost controls in Ecuador.

Central America—Guatemala, El Salvador, Honduras, Nicaragua and Costa Rica

The number of prepaid wireless subscriptions for the first nine months of 2025 decreased by 1.5% over the first nine months of 2024, and the number of postpaid wireless subscriptions increased by 12.9%, resulting in an increase in the total number of wireless subscriptions in our Central America segment of 0.8%, or 132 thousand, to approximately 17.1 million as of September 30, 2025. The number of fixed voice RGUs for the first nine months of 2025 increased by 5.0% over the first nine months of 2024, the number of broadband RGUs increased by 12.1%, and the number of Pay TV RGUs increased by 8.3%, resulting in an increase in total fixed RGUs in our Central America segment of 8.2%, or 421 thousand, to approximately 5.5 million as of September 30, 2025.

14

Segment operating revenues for the first nine months of 2025 increased by 23.5% over the first nine months of 2024. Adjusted segment operating revenues were Ps. 38.3 billion in the first nine months of 2025 and Ps. 34.1 billion in the first nine months of 2024, after giving effect to adjustments of Ps. (4.0) billion and Ps. (0.1) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 12.3% in adjusted segment operating revenues in the first nine months of 2025, as compared to the first nine months of 2024, which principally reflects increases in postpaid and prepaid services, as well as in fixed services.

Segment operating income for the first nine months of 2025 increased by 92.2% over the first nine months of 2024. Adjusted segment operating income was Ps. 9.3 billion in the first nine months of 2025 and Ps. 6.7 billion in the first nine months of 2024, after giving effect to adjustments of Ps. (0.2) billion and Ps. 1.8 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 39.7% in adjusted segment operating income in the first nine months of 2025, as compared to the first nine months of 2024, the annual comparison is distorted by a cybersecurity incident that affected our prepaid billing system and limited our ability to activate new postpaid clients and fixed-line accesses in the first nine months of 2024. However, it is noteworthy that the operating performance of our mobile and fixed business has been strong in the past few quarters.

Segment operating margin was 22.4% in the first nine months of 2025, as compared to 14.4% in the first nine months of 2024. Adjusted segment operating margin was 24.3% in the first nine months of 2025, as compared to 19.5% in the first nine months of 2024.

Caribbean—The Dominican Republic and Puerto Rico

The number of prepaid wireless subscriptions for the first nine months of 2025 increased by 1.3% over the first nine months of 2024, and the number of postpaid wireless subscriptions increased by 4.4%, resulting in an increase in the total number of wireless subscriptions in our Caribbean segment of 2.2%, or 171 thousand, to 8.0 million as of September 30, 2025. The number of fixed voice RGUs for the first nine months of 2025 increased by 3.9% over the first nine months of 2024, the number of broadband RGUs increased by 5.1% and the number of Pay TV RGUs decreased by 7.8%, resulting in a 2.3%, or 65 thousand, increase in total fixed RGUs in our Caribbean segment to approximately 2.9 million as of September 30, 2025.

Segment operating revenues for the first nine months of 2025 increased by 9.6% over the first nine months of 2024. Adjusted segment operating revenues were Ps. 25.3 billion in the first nine months of 2025 and Ps. 25.6 billion in the first nine months of 2024, after giving effect to adjustments of Ps. (3.7) billion and Ps. (0.8) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents a decrease of 1.3% in adjusted segment operating revenues in the first nine months of 2025, as compared to the first nine months of 2024, which principally reflects a decrease in prepaid, postpaid and fixed voice services in both Dominican Republic and Puerto Rico, as well as a decrease in Pay TV in Dominican Republic, a decrease in corporate networks in Puerto Rico, partially offset by an increase in broadband in both Dominican Republic and Puerto Rico and a slight increase in corporate networks in the Dominican Republic. We analyze segment results in U.S. dollars because it is the functional currency of our operations in Puerto Rico.

Segment operating income for the first nine months of 2025 increased by 15.4% over the first nine months of 2024. Adjusted segment operating income was Ps. 4.4 billion in the first nine months of 2025 and Ps. 4.4 billion in the first nine months of 2024, after giving effect to adjustments of Ps. (0.5) billion and Ps. 0.1 billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents a decrease of 1.5% in adjusted segment operating income in the first nine months of 2025, as compared to the first nine months of 2024, which reflects Puerto Rico’s slightly contraction in revenues affecting operating income segment despite Dominican Republic better performance.

Segment operating margin was 16.9% in the first nine months of 2025, as compared to 16.1% in the first nine months of 2024. Adjusted segment operating margin was 17.2% in the first nine months of 2025, as compared to 17.3% in the first nine months of 2024. This decrease in adjusted segment operating margin for the first nine months of 2025 is mainly due to the reasons described above.

Europe

The number of prepaid wireless subscriptions for the first nine months of 2025 decreased by 1.4% over the first nine months of 2024, and the number of postpaid wireless subscriptions increased by 11.8%, resulting in an increase in the total number of wireless subscriptions in our Europe segment of 9.8%, or 2.6 million, to approximately 29.3 million as of September 30, 2025. The number of fixed voice RGUs for the first nine months of 2025 decreased by 7.1% over the first nine months of 2024, the number of broadband RGUs increased by 3.0% and the number of Pay TV RGUs increased by 7.6%, resulting in an increase in total fixed RGUs in our Europe segment of 1.9%, or 120 thousand, to approximately 6.4 million as of September 30, 2025.

15

Segment operating revenues for the first nine months of 2025 increased by 17.4% over the first nine months of 2024. Adjusted segment operating revenues were Ps. 78.8 billion in the first nine months of 2025 and Ps. 76.0 billion in the first nine months of 2024, after giving effect to adjustments of Ps. (10.5) billion and Ps. (0.1) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 3.8% in adjusted segment operating revenues in the first nine months of 2025, as compared to the first nine months of 2024, which principally reflects an increase in all service revenues other than prepaid and fixed voice.

Segment operating income for the first nine months of 2025 increased by 17.4% over the first nine months of 2024. Adjusted segment operating income was Ps. 12.6 billion in the first nine months of 2025 and Ps. 12.0 billion in the first nine months of 2024, after giving effect to adjustments of Ps. (1.6) billion and Ps. (0.1) billion, respectively, for intersegment transactions and the effects of foreign currency translation. This represents an increase of 5.0% in adjusted segment operating income in the first nine months of 2025, as compared to the first nine months of 2024.

Segment operating margin was unchanged at 15.9% in the first nine months of 2025, and the first nine months of 2024. Adjusted segment operating margin was 16.0% in the first nine months of 2025, as compared to 15.8% in the first nine months of 2024.

Liquidity and Capital Resources

Our management defines net debt (which is considered a non-IFRS measure) as total debt (defined as short and long-term debt) minus (i) cash and cash equivalents and (ii) equity investments available for sale at fair value through other comprehensive income (“OCI”). As of September 30, 2025, we had net debt of Ps. 453.6 billion, compared to net debt of Ps. 484.2 billion as of December 31, 2024. As of September 30, 2025, we had total debt of Ps. 550.2 billion, cash and cash equivalents of Ps. 49.8 billion, equity investments available for sale at fair value through OCI of Ps. 46.8 billion.

Without taking into account the effects of derivative financial instruments that we use to manage our interest rate and currency risk, approximately 75.3%% of our indebtedness at September 30, 2025 was denominated in currencies other than Mexican pesos (approximately 42.3% of such non-Mexican peso debt was denominated in U.S. dollars and 57.7% in other currencies), and approximately 12.6% of our consolidated debt obligations bore interest at floating rates. After the effects of derivative transactions, approximately 45.6% of our net debt as of September 30, 2025 was denominated in Mexican pesos.

The maturities of our long-term debt as of September 30, 2025, excluding debt associated with lease obligations, were as follows:

Years	Amount (in millions of Mexican pesos)
2026	Ps.	28,714
2027		39,259
2028		51,731
2029		51,702
2030		48,469
2031 and thereafter		243,228
Total	Ps.	463,103

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. As of September 30, 2025, the net fair value of our derivatives and other financial items was a net liability of Ps. 13.6 billion.

During the first nine months of 2025, we used approximately Ps. 84.9 billion to fund capital expenditures, which was primarily funded by our operating activities. We continue to evaluate our capital expenditure needs and opportunities. We have also continued to repurchase shares of our capital stock under our share repurchase program, and during the first nine months of 2025, we spent Ps. 10.8 billion repurchasing our shares in the open market. Whether we continue to do so will depend on our operating cash flow and on various other considerations, including market prices and our other capital requirements.

16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2025

AMÉRICA MÓVIL, S.A.B. DE C.V.

By: /s/Carlos José Garcia Moreno Elizondo
Name: Carlos José Garcia Moreno Elizondo
Title: Chief Financial Officer

17

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Interim Condensed Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

	Note	At September 30, 2025 Unaudited		At December 31, 2024 Audited
Assets
Current assets:
Cash and cash equivalents		Ps.	49,755,737	Ps.	36,652,098
Equity investments at fair value through other comprehensive income (OCI) and other short-term investments	8		46,832,069		46,683,687
Accounts receivable:
Subscribers, distributors, recoverable taxes, contract assets and other, net			245,651,562		221,122,253
Related parties	3 & 8		1,238,128		1,395,483
Derivative financial instruments	8		3,090,281		10,668,460
Inventories, net			24,946,850		23,751,457
Other current assets, net			19,836,387		13,424,395
Total current assets		Ps.	391,351,014	Ps.	353,697,833
Non-current assets:
Property, plant and equipment, net	4	Ps.	684,428,763	Ps.	713,784,429
Intangibles, net			134,910,084		141,736,581
Goodwill			160,127,475		156,836,369
Investments in associated companies			3,726,973		3,678,383
Deferred income taxes			148,357,271		153,217,164
Accounts receivable, subscriber, distributors and contract assets, net			10,969,001		9,394,158
Other assets, net			56,004,258		48,206,789
Debt instruments at fair value through OCI	8		17,455,625		13,908,873
Right-of-use assets, net			185,564,172		199,460,378
Total assets		Ps.	1,792,894,636	Ps.	1,793,920,957

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt	6	Ps.	87,072,990	Ps.	104,210,738
Short-term liability related to right-of-use of assets			32,198,011		35,436,851
Accounts payable			164,882,153		166,924,134
Accrued liabilities			69,356,021		57,033,837
Income tax			16,648,765		24,151,790
Other taxes payable			62,025,182		51,735,433
Derivative financial instruments	8		16,662,904		22,185,709
Related parties	3 & 8		3,238,018		3,701,960
Deferred revenues			30,875,601		29,020,425
Total current liabilities		Ps.	482,959,645	Ps.	494,400,877
Non-current liabilities:
Long-term debt	6	Ps.	463,103,138	Ps.	463,374,893
Long-term liability related to right-of-use of assets			169,512,320		177,666,377
Deferred income taxes			27,715,100		27,731,694
Accounts payable			19,003,612		17,224,845
Deferred revenues			2,304,159		2,672,730
Asset retirement obligations			11,893,336		11,512,779
Employee benefits			161,126,979		167,152,441
Total non-current liabilities		Ps.	854,658,644	Ps.	867,335,759
Total liabilities		Ps.	1,337,618,289	Ps.	1,361,736,636
Equity:
Capital stock	9	Ps.	95,353,987	Ps.	95,356,548
Retained earnings:
Prior years			475,620,473		494,346,642
Profit for the period (year)			63,684,840		22,902,025
Total retained earnings			539,305,313		517,248,667
Other comprehensive loss items			(244,836,988)		(243,519,865)
Equity attributable to equity holders of the parent			389,822,312		369,085,350
Non-controlling interests			65,454,035		63,098,971
Total equity			455,276,347		432,184,321
Total liabilities and equity		Ps.	1,792,894,636	Ps.	1,793,920,957

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos, except for earnings per share)

		For the three-month period ended September 30,				For the nine-month period ended September 30,
	Note	2025		2024		2025		2024
Operating revenues:
Service revenues		Ps.	198,835,606	Ps.	191,211,001	Ps.	599,980,534	Ps.	542,020,014
Sales of equipment			34,083,311		32,247,435		98,760,912		90,260,481
		Ps.	232,918,917	Ps.	223,458,436	Ps.	698,741,446	Ps.	632,280,495
Operating costs and expenses:
Cost of sales and services		Ps.	87,306,392	Ps.	84,735,380	Ps.	262,905,272	Ps.	238,540,446
Commercial, administrative and general expenses			50,172,602		47,364,227		153,971,442		135,653,523
Other expenses			1,617,369		1,936,705		4,584,465		4,966,334
Depreciation and amortization			43,699,482		41,979,469		135,005,009		119,411,473
		Ps.	182,795,845	Ps.	176,015,781	Ps.	556,466,188	Ps.	498,571,776
Operating income		Ps.	50,123,072	Ps.	47,442,655	Ps.	142,275,258	Ps.	133,708,719
Interest income			3,298,502		2,584,688		6,902,323		6,591,181
Interest expense			(16,588,774)		(14,048,630)		(46,627,907)		(41,001,231)
Foreign currency exchange gain (loss), net			6,301,056		(24,581,688)		16,084,374		(58,372,537)
Valuation of derivatives, interest cost from labor obligations and other financial items, net	11		(5,909,636)		7,722,319		(10,426,461)		10,541,142
Equity interest in net result of associated companies			39,784		(1,647,296)		105,601		(4,372,384)

Profit before income tax			37,264,004		17,472,048		108,313,188		47,094,890
Income tax	5		12,863,274		9,621,554		40,576,881		25,060,533
Net profit for the period		Ps.	24,400,730	Ps.	7,850,494	Ps.	67,736,307	Ps.	22,034,357

Net profit for the period attributable to:
Equity holders of the parent		Ps.	22,700,155	Ps.	6,426,585	Ps.	63,684,840	Ps.	18,827,631
Non-controlling interests			1,700,575		1,423,909		4,051,467		3,206,726
		Ps.	24,400,730	Ps.	7,850,494	Ps.	67,736,307	Ps.	22,034,357
Basic and diluted earnings per share attributable to equity holders of the parent		Ps.	0.38	Ps.	0.10	Ps.	1.05	Ps.	0.30
Other comprehensive (loss) income:
Other comprehensive (loss) income that may be reclassified to profit or loss in subsequent period (net of tax):
Effect of translation of foreign entities		Ps.	(12,692,464)	Ps.	50,284,205	Ps.	(8,369,967)	Ps.	73,198,015
Items that will not be reclassified to profit or loss in subsequent periods:
Re-measurement of defined benefit plan, net of deferred taxes			534,155		(37,292)		7,506,982		(119,360)
Unrealized gain on equity investments at fair value, net of deferred taxes			46,404		5,605,521		965,081		10,173,257
Total other comprehensive (loss) income items for the period, net of deferred taxes	10		(12,111,905)		55,852,434		102,096		83,251,912
Total comprehensive income for the period		Ps.	12,288,825	Ps.	63,702,928	Ps.	67,838,403	Ps.	105,286,269
Comprehensive income for the period attributable to:
Equity holders of the parent		Ps.	12,924,883	Ps.	55,403,070	Ps.	62,996,882	Ps.	92,532,423
Non-controlling interests			(636,058)		8,299,858		4,841,521		12,753,846
		Ps.	12,288,825	Ps.	63,702,928	Ps.	67,838,403	Ps.	105,286,269

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the nine -month period ended September 30, 2025

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Unrealized loss on equity investment at fair value		Re-measurement of defined benefit plans		Cumulative translation adjustment		Revaluation surplus		Total equity attributable to equity holders of the parent		Non- controlling interests		Total equity
Balance at December 31, 2024 (audited)	Ps.	95,356,548	Ps.	358,440	Ps.	516,890,227	Ps.	(8,510,191)	Ps.	(138,698,497)	Ps.	(112,295,055)	Ps.	15,983,878	Ps.	369,085,350	Ps.	63,098,971	Ps.	432,184,321
Net profit for the period		—		—		63,684,840		—		—		—		—		63,684,840		4,051,467		67,736,307
Unrealized income on equity and debt investments at fair value, net of deferred taxes		—		—		—		965,081		—		—		—		965,081		—		965,081
Remeasurement of defined benefit plan, net of deferred taxes		—		—		—		—		7,521,841		—		—		7,521,841		(14,859)		7,506,982
Effect of translation of foreign entities		—		—		—		—		525,737		(10,164,672)		464,055		(9,174,880)		804,913		(8,369,967)
Transfer of revaluation surplus, net of deferred taxes		—		—		629,165		—		—		—		(629,165)		—		—		—
Comprehensive income (loss) for the period		—		—		64,314,005		965,081		8,047,578		(10,164,672)		(165,110)		62,996,882		4,841,521		67,838,403
Dividends declared		—		—		(31,419,569)		—		—		—		—		(31,419,569)		(2,250,056)		(33,669,625)
Repurchase of shares		(2,561)		—		(10,812,016)		—		—		—		—		(10,814,577)		—		(10,814,577)
Other acquisitions of non-controlling interests		—		—		(25,774)		—		—		—		—		(25,774)		(236,401)		(262,175)
Balance at September 30, 2025 (unaudited)	Ps.	95,353,987	Ps.	358,440	Ps.	538,946,873	Ps.	(7,545,110)	Ps.	(130,650,919)	Ps.	(122,459,727)	Ps.	15,818,768	Ps.	389,822,312	Ps.	65,454,035	Ps.	455,276,347

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the nine-month period ended September 30, 2024

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Unrealized loss on equity investment at fair value		Re-measurement of defined benefit plans		Cumulative translation adjustment		Revaluation surplus		Total equity attributable to equity holders of the parent		Non- controlling interests		Total equity
Balance at December 31, 2023 (audited)	Ps.	95,362,024	Ps.	358,440	Ps.	545,295,288	Ps.	(11,996,005)	Ps.	(110,768,616)	Ps.	(164,975,378)	Ps.	13,436,792	Ps.	366,712,545	Ps.	54,989,837	Ps.	421,702,382
Net profit for the period		—		—		18,827,631		—		—		—		—		18,827,631		3,206,726		22,034,357
Unrealized income on equity and debt investments at fair value, net of deferred taxes		—		—		—		10,173,257		—		—		—		10,173,257		—		10,173,257
Remeasurement of defined benefit plan, net of deferred taxes		—		—		—		—		(102,018)		—		—		(102,018)		(17,342)		(119,360)
Effect of translation of foreign entities		—		—		—		—		(1,155,030)		62,572,875		2,215,708		63,633,553		9,564,462		73,198,015
Transfer of revaluation surplus, net of deferred taxes		—		—		377,878		—		—		—		(377,878)		—		—		—
Comprehensive income (loss) for the period		—		—		19,205,509		10,173,257		(1,257,048)		62,572,875		1,837,830		92,532,423		12,753,846		105,286,269
Dividends declared		—		—		(29,564,764)		—		—		—		—		(29,564,764)		(2,100,029)		(31,664,793)
Repurchase of shares		(3,927)		—		(16,380,241)		—		—		—		—		(16,384,168)		—		(16,384,168)
Other acquisitions of non-controlling interests		—		—		85,892		—		—		—		—		85,892		(2,000,052)		(1,914,160)
Balance at September 30, 2024 (unaudited)	Ps.	95,358,097	Ps.	358,440	Ps.	518,641,684	Ps.	(1,822,748)	Ps.	(112,025,664)	Ps.	(102,402,503)	Ps.	15,274,622	Ps.	413,381,928	Ps.	63,643,602	Ps.	477,025,530

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Statements of Cash Flows
(In thousands of Mexican pesos)

		For the nine-month period ended September 30,
	Note	2025		2024
Operating activities
Profit before income tax		Ps.	108,313,188	Ps.	47,094,890
Items not requiring the use of cash:
Depreciation property, plant and equipment and right-of-use assets			118,851,009		104,421,874
Amortization of intangible and other assets			16,154,000		14,989,599
Equity interest in net result of associated companies			(105,601)		4,372,384
Loss on sale of property, plant and equipment			182,198		201,032
Net period cost of labor obligations			16,387,161		12,442,839
Foreign currency exchange (income) loss, net			(17,254,777)		57,331,324
Interest income			(6,902,323)		(6,591,181)
Interest expense			46,627,907		41,001,231
Employee profit sharing			2,964,719		2,800,229
Gain in valuation of derivative financial instruments, capitalized interest expense and other, net	11		(3,712,592)		(7,052,637)
Gain on net monetary positions	11		(3,682,929)		(24,344,026)
Impairment to notes receivable from joint venture	11		—		3,730,438
Working capital changes:
Subscribers, distributors, recoverable taxes, contract assets and other			(26,777,407)		(13,058,694)
Prepaid expenses			(3,723,067)		(3,736,254)
Related parties			(306,587)		(3,829,584)
Inventories			(1,609,196)		(4,788,559)
Other assets			(6,989,094)		370,868
Accounts payable and accrued liabilities			2,834,478		(10,911,797)
Deferred revenues			2,304,094		1,619,453
Employee benefits paid			(12,292,453)		(25,165,730)
Employee profit sharing paid			(3,130,068)		(3,521,541)
Interest received			2,522,701		3,392,881
Income taxes paid			(43,989,999)		(32,697,000)
Net cash flows provided by operating activities		Ps.	186,665,362	Ps.	158,072,039
Investing activities
Purchase of property, plant and equipment			(76,842,792)		(81,174,973)
Acquisition of intangibles			(8,027,328)		(5,561,888)
Dividends received	11		2,288,735		1,986,090
Proceeds from sale of property, plant and equipment			293,589		237,153
Acquisition of business, net of cash acquired			(225,012)		(75,265)
Contractual earn-out from business combination			—		893,754
Financial instruments, net	8		6,814,778		(1,410,179)
Investments in associate companies			—		(10,352)
Acquisition of short-term investments			(3,406,107)		(9,076,043)
Sale of short-term investments			1,566,751		6,182,452
Acquisition of notes from joint venture			—		(4,802,902)
Net cash flows used in investing activities		Ps.	(77,537,386)	Ps.	(92,812,153)
Financing activities
Loans obtained			181,488,202		205,517,385
Repayment of loans			(181,540,167)		(181,665,168)
Payment of liability related to right-of-use of assets			(38,710,042)		(33,422,133)
Interest paid			(27,487,874)		(25,150,143)
Repurchase of shares			(10,814,577)		(16,391,230)
Dividends paid			(17,764,986)		(16,544,691)
Acquisition of non-controlling interests			(262,175)		(1,914,160)
Net cash flows used in financing activities		Ps.	(95,091,619)	Ps.	(69,570,140)
Net increase (decrease) in cash and cash equivalents		Ps.	14,036,357	Ps.	(4,310,254)
Adjustment to cash flows due to exchange rate fluctuations, net			(932,718)		2,550,355
Cash and cash equivalents at beginning of the period			36,652,098		26,597,773
Cash and cash equivalents at end of the period		Ps.	49,755,737	Ps.	24,837,874

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(In thousands of Mexican pesos (Ps.) and thousands of
 U.S. dollars (US$), unless otherwise indicated)

Note 1. Description of the Business and Relevant Events

I. Corporate Information

América Móvil, S.A.B. de C.V. and subsidiaries (hereinafter, the “Company”, “América Móvil”, “AMX”, “we”, “us” and “our”) was incorporated under the laws of Mexico on September 25, 2000. As of September 30, 2025, the Company provides its services in 23 countries or territories. These telecommunications services include mobile and fixed-line voice services, wireless and fixed data services, internet access and Pay TV, over the top (OTT) and other related services. The Company also sells equipment, accessories and computers.

•       Voice services provided by the Company, both wireless and fixed, mainly include the following: airtime, local, domestic and international long- distance services, and network interconnection services.

•       Data services include value added, corporate networks, data and Internet services.

•       Pay TV represents basic services, as well as pay per view and additional programming and advertising services.

•       AMX provides other related services to advertising in telephone directories, publishing and call center services.

•       The Company also provides video, audio and other media content that is delivered through the internet directly from the content provider to the end user.

In order to provide these services, América Móvil has licenses, permits and concessions (collectively referred to herein as “licenses”) to build, install, operate and exploit public and/or private telecommunications networks and provide miscellaneous telecommunications services (mostly mobile and fixed voice and data services) and to operate frequency bands in the radio-electric spectrum for point-to-point and point-to-multipoint microwave links. The Company holds licenses in the 23 countries where it has networks, and such licenses have different dates of expiration through 2056.

Certain licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or in some cases based on certain size of the infrastructure in operation.

The corporate offices of América Móvil are located in Mexico City, Mexico, at Lago Zurich 245, Colonia Ampliación Granada, Alcaldía Miguel Hidalgo, 11529, Mexico City, Mexico.

The Company’s unaudited interim condensed consolidated financial statements were approved for their issuance by the Chief Financial Officer on October 14, 2025, and subsequent events have been considered through such date.

II.         Relevant events

a)          On May 14, 2025, the shareholders approved the payment of a dividend of Ps. 0.52 (fifty-two peso cents) per share from the retained earnings account, payable in two equal installments, to each of the series “B” shares, subject to adjustments arising from the repurchase or placement of its own shares, or other corporate events; and the establishment of the Company’s shares buyback fund in the amount of Ps. 10 billion, adding to such amount the buyback program fund’s balance as of such date, which may be used as of the date of this meeting and concluding on the date of the annual meeting that approves the Company´s operations for the fiscal year 2025.

b)          On June 30, 2025, the Company issued a US$500 million bond maturing in January 2033 with a 5% coupon.

c)          On July 8, 2025, the Company executed multiple reopenings of its Global Peso-Denominated Notes Program, through which the Company expects to develop a more liquid market for its bonds denominated in pesos. The reopening of the AMX29, AMX31, and AMX34 notes reached an aggregate amount of Ps. 15.5 billion. Notes outstanding under the Global Peso Program totaled Ps. 70 billion as of September 30, 2025.

d)          On July 28, 2025, the Company acquired the totality of the shares held by LLA UK Holding Limited (“LLA”) in Claro Chile SpA, through the exercise of its call option to purchase such shares under the transaction documents entered into by and among Claro Chile SpA, the Company, LLA and certain of their affiliates. This transaction did not require any regulatory approval. As a result of the purchase of the shares held by LLA, the Company owns 100% shares of Claro Chile SpA. Also, the Company is reorganizing the corporate structure, businesses and assets of its Chilean affiliates to continue achieving efficiencies in their existing operations. This restructuring does not affect the interests of holders of debt (including holders of notes) of Claro Chile SpA and subsidiaries.

e)          On September 24, 2025, the Company returned to the euro market with a 5-year 650 million euro bond with a 3% coupon. The yield on the bond was 68 basis points above the mid-swaps reference point. The proceeds will be directed to the payment of short-term debt under the Company's Euro commercial paper program.

Note 2. Basis of Preparation of the Unaudited Interim Condensed Consolidated Financial Statements and Summary of Significant Accounting Policies and Practices

a) Basis of preparation

The accompanying unaudited interim condensed consolidated financial statements as of and for the three-month and nine-month periods ended September 30, 2025, have been prepared in conformity with International Accounting Standard No. 34, Interim Financial Reporting (“IAS 34”). The Company has prepared the unaudited interim condensed consolidated financial statements on the basis that it will continue to operate as a going concern. Management considers that there are no material uncertainties that may cast significant doubt over this assumption. Management concluded that the Company has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.

The accompanying interim condensed consolidated statement of financial position as of September 30, 2025, as well as the interim condensed consolidated statements of comprehensive income, for the three-month and nine-month periods ended September 30, 2025; changes in shareholders’ equity and cash flows for the nine-month periods ended September 30, 2025 and 2024, and their related disclosures included in these notes, are unaudited.

These unaudited interim condensed consolidated financial statements have been prepared using the same accounting policies as those used in the preparation of our annual consolidated financial statements as of December 31, 2024, except for the adoption of new standards and interpretations effective as from January 1, 2025.

These unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2024 and for the three-year period then ended, included in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 14, 2025 (the “2024 Form 20-F”).

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires the use of critical estimates and assumptions that affect the amounts reported for certain assets and liabilities, as well as certain revenues and expenses. It also requires that management exercise judgment in the application of the Company’s accounting policies.

The Mexican peso is the functional currency of the Company’s Mexican operations and the consolidated reporting currency of the Company.

i) New standards, interpretations and amendments adopted by the Company

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

One IFRS amendment applies for the first time in 2025 but had no impact on the unaudited interim condensed consolidated financial statements of the Company.

Lack of exchangeability – Amendments to IAS 21

In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

The amendments are effective for annual reporting periods beginning on or after January 1, 2025. When applying the amendments, an entity cannot restate comparative information.

The amendments had no impact on the Company’s unaudited interim condensed consolidated financial statements.

b) Climate-related matters

The Company considers climate-related matters where appropriate. This assessment includes a wide range of possible impacts on the Company due to both physical and transition risks. The Company has not identified an environmental nor transitional risk associated to climate change with the potential to have a significant effect in the Company’s financial performance and results of operations to date.

Note 3. Related Parties

a) The following is an analysis of the balances with related parties as of September 30, 2025 and December 31, 2024. All of the companies were considered affiliates of América Móvil since the Company’s principal shareholders are either direct or indirect shareholders in the related parties:

	2025		2024
Accounts receivable:
Sears Roebuck de México, S.A. de C.V. and Subsidiaries	Ps.	258,805	Ps.	374,745
Sitios Latinoamérica, S.A.B. de C.V.		148,759		191,515
Sanborns Hermanos, S.A.		147,498		253,211
Patrimonial Inbursa, S.A.		308,623		184,549
Grupo Condumex, S.A. de C.V. and Subsidiaries		75,672		40,773
Telesites, S.A.B. de C.V. and Subsidiaries		106,392		117,204
Claroshop.com, S.A.P.I. de C.V.		22,932		57,092
Carso Infraestructura y Construcción, S.A. de C.V.		9,965		9,763
Other		159,482		166,631
Total	Ps.	1,238,128	Ps.	1,395,483

Accounts payable:
Carso Infraestructura y Construcción, S.A. de C.V. and Subsidiaries	Ps.	799,135	Ps.	1,361,945
Grupo Condumex, S.A. de C.V. and Subsidiaries		184,474		148,996
Sitios Latinoamérica, S.A.B. de C.V.		685,795		601,438
Fianzas Guardiana Inbursa, S.A. de C.V.		438,141		444,085
Claroshop.com, S.A.P.I. de C.V.		76,411		82,617
Grupo Financiero Inbursa, S.A.B. de C.V.		127,656		151,564
Seguros Inbursa, S.A. de C.V.		88,432		114,998
Industrial Afiliada, S.A. de C.V.		274,237		310,140
Banco Inbursa, S.A.		27,565		23,300
Promotora Inbursa, S.A. de C.V.		19,235		51,758
Cicsa Perú, S.A.C.		140,622		123,364
Sofom Inbursa, S.A. de C.V.		57,317		1,287
Other		318,998		286,468
Total	Ps.	3,238,018	Ps.	3,701,960

For the periods ended September 30, 2025 and 2024, there were no impairment losses on accounts receivable from related parties.

b) The Company conducted the following transactions with related parties:

	For the three-month period ended September 30,				For the nine-month period ended September 30,
	2025		2024		2025		2024
Capital expenditures and expenses:
Construction services, purchases of materials, inventories and property, plant and equipment (i)	Ps.	3,077,629	Ps.	3,511,590	Ps.	9,138,866	Ps.	10,964,801
Insurance premiums, fees paid for administrative and operating services, brokerage services and others (ii)		1,553,178		439,703		4,012,212		3,090,824
Rent of towers		412,721		378,000		687,792		680,533
Other services (iii)		(106,054)		437,052		1,388,543		1,109,959
	Ps.	4,937,474	Ps.	4,766,345	Ps.	15,227,413	Ps.	15,846,117
Revenues:
Service revenues(iv)	Ps.	286,845	Ps.	312,389	Ps.	901,880	Ps.	839,012
Sales of towers(v)		42,152		267,547		42,152		523,547
Sales of equipment(vi)		198,292		(120,248)		691,355		867,078
	Ps.	527,289	Ps.	459,688	Ps.	1,635,387	Ps.	2,229,637

i)
In 2025, this amount includes Ps. 6,955,600 (Ps. 8,856,802 in 2024) for network construction services and construction materials purchased from subsidiaries of Grupo Carso, S.A.B. de C.V. (Grupo Carso).

ii)
In 2025, this amount includes Ps. 3,319,456 in 2024 (Ps. 2,792,789  in 2024) for insurance premiums with Seguros Inbursa S.A. and Fianzas Guardiana Inbursa, S.A., which, in turn, places most of such insurance with reinsurers; Ps.16,024. (Ps. 88,889 in 2024) for network maintenance services performed by Grupo Carso subsidiaries.

iii)
In 2025, this amount includes Ps. 965,774 for services provided by Sanborns Hermanos, S.A. and Ps.842,838 in 2024 for services provided by Industrial Afiliada, S.A. de C.V. Additionally, in 2025 this amount includes $306,659 (Ps. 217,804 in 2024) for maintenance services provided by CICSA Peru.

iv)	In 2025 this amount includes Ps. 837,705 (Ps. 787,671 in 2024) of the total income contributed by Telmex for services provided to STM Financial, S.A. DE C.V. and Nacional de Cobre, S.A. de C.V.

v)	In 2025, this amount includes Ps. 42,152 for sales of towers by America Movil Perú S.A.C. In 2024, this amount includes Ps. 523,547 for sales of towers by Telmex.

vi)	In 2025 this amount includes Ps. 323,640 (Ps. 349,461 in 2024) for sales of equipment by Seguros Inbursa, S.A. de C.V.

Note 4. Property, Plant and Equipment, net

During the nine-month periods ended September 30, 2025 and 2024, the Company made purchases of plant and equipment (transmission network and other mobile and fixed assets) of Ps. 84,449,485 and Ps. 83,921,827, respectively. The depreciation charges for such periods totaled Ps. 90,060,281 and Ps. 81,096,366, respectively; and translation effects of foreign entities totaled Ps. (9,755,185) and Ps. 65,635,871, respectively.

The depreciation charges for three-month period ended September 30, 2025 and 2024 totaled Ps. 28,994,564 and Ps. 28,363,636, respectively; and translation effects of foreign entities totaled Ps. (13,660,178) and Ps. 44,843,715, respectively.

Non-cash consideration

For the nine-month periods ended September 30, 2025 and 2024, non-cash transactions related to acquisitions of property, plant and equipment in accounts payable amounted to Ps. 11,936,366 and Ps. 2,233,722, respectively.

Note 5. Income Taxes

As explained elsewhere in these unaudited interim condensed consolidated financial statements, the Company is a Mexican corporation with numerous consolidated subsidiaries operating in other countries.

i)	Consolidated income tax matters

The composition of income tax expense is as follows:

	For the three-month period ended September 30,				For the nine-month period ended September 30,
	2025		2024		2025		2024
Current period income tax	Ps.	11,396,894	Ps.	16,518,621	Ps.	35,216,214	Ps.	39,155,334
Deferred income tax		1,466,380	Ps.	(6,897,067)		5,360,667		(14,094,801)
Total Income tax	Ps.	12,863,274	Ps.	9,621,554	Ps.	40,576,881	Ps.	25,060,533

Deferred tax related to items recognized in OCI during the three and nine-month periods ended September 30, 2025 and 2024 is asfollows:is as follows:

	For the three-month period ended September 30,				For the nine-month period ended September 30,
	2025		2024		2025		2024
Equity investments at fair value	Ps.	(104,103)	Ps.	(2,011,530)	Ps.	75,599	Ps.	(10,377,189)
Remeasurement of defined benefit plans		(20,711)		256,593		(2,589,972)		426,946
	Ps.	(124,814)	Ps.	(1,754,937)	Ps.	(2,514,373)	Ps.	(9,950,243)

In addition, deferred tax of Ps. 121,567 and Ps. 121,713 was transferred in the first nine months of 2025 and 2024, respectively, from revaluation surplus to retained earnings. This relates to the difference between the accrued depreciation and equivalent depreciation based on historical cost.

Income Tax — Our income tax expense for the first nine months of 2025 was Ps. 40,576,881 as compared with Ps. 25,060,533 for first nine months of 2024.

a)
Decrease in the Effective Rate – The effective rate of income taxes decreased to 37.46% in the first nine months of 2025, compared to 53.21% in the first nine months of 2024. The difference between this rate and the legal rate of 30.0% was principally due to tax effects of inflation and our non-deductible pensions.

b)	For year-end of December 31, 2025, the estimated effective tax rate is 39.5%.

Note 6. Debt

a) The Company’s short- and long-term debt consists of the following:

As of September 30, 2025				(Thousands of Mexican pesos)
Currency	Loan	Interest rate	Maturity	Total
Senior Notes
U.S. dollars

	Fixed-rate Senior notes (i)	5.130%	2028	Ps.	3,757,530
	Fixed-rate Senior notes (i)	6.380%	2028		4,241,014
	Fixed-rate Senior notes (i)	4.380%	2029		2,178,514
	Fixed-rate Senior notes (i)	3.625%	2029		18,382,500
	Fixed-rate Senior notes (i)	2.875%	2030		18,382,500
	Fixed-rate Senior notes (i)	4.700%	2032		13,786,875
	Fixed-rate Senior notes (i)	5.000%	2033		9,191,250
	Fixed-rate Senior notes (i)	6.375%	2035		18,039,299
	Fixed-rate Senior notes (i)	6.125%	2037		6,787,279
	Fixed-rate Senior notes (i)	6.125%	2040		36,682,463
	Fixed-rate Senior notes (i)	4.375%	2042		21,139,875
	Fixed-rate Senior notes (i)	4.375%	2049		22,978,125
	Subtotal U.S. dollars			Ps.	175,547,224
Mexican pesos
	Commercial Paper (ii)	7.770% - 9.290%	2025 - 2026	Ps.	8,070,552
	Domestic Senior notes (i)	TIIE + 0.300%	2025		409,418
	Domestic Senior notes (i)	9.350%	2028		11,016,086
	Fixed-rate Senior notes (i)	10.125%	2029		22,500,000
	Fixed-rate Senior notes (i)	9.500%	2031		22,000,000
	Domestic Senior notes (i)	9.520%	2032		14,679,166
	Fixed-rate Senior notes (i)	10.300%	2034		22,396,000
	Fixed-rate Senior notes (i)	8.460%	2036		7,871,700
	Domestic Senior notes (i)	8.360%	2037		4,996,435
	Domestic Senior notes (i)	4.840%	2037		11,340,305
	Subtotal Mexican pesos			Ps.	125,279,662
Euros
	Commercial Paper (ii)	2.130% - 2.380%	2025	Ps.	23,640,748
	Fixed-rate Senior notes (i)	1.500%	2026		16,177,519
	Fixed-rate Senior notes (i)	0.750%	2027		16,303,380
	Fixed-rate Senior notes (i)	2.125%	2028		12,864,579
	Fixed-rate Senior notes (i)	5.250%	2028		10,785,010
	Floating-rate Senior notes (i)	Euribor 3M + 1.050%	2028		3,882,605
	Fixed-rate Senior notes (i)	3.000%	2030		14,020,517
	Subtotal euros			Ps.	97,674,358
Pound Sterling
	Fixed-rate Senior notes (i)	5.000%	2026	Ps.	12,358,555
	Fixed-rate Senior notes (i)	5.750%	2030		16,066,121
	Fixed-rate Senior notes (i)	4.948%	2033		7,415,133
	Fixed-rate Senior notes (i)	4.375%	2041		18,537,832
	Subtotal Pound Sterling			Ps.	54,377,641
Brazilian reais
	Debentures (i)	CDI + 1.35%	2026	Ps.	5,184,400
	Debentures (i)	CDI + 1.20%	2027		10,368,800
	Debentures (i)	CDI + 0.55%	2028		5,184,400
	Debentures (i)	IPCA + 5.7687%	2029		8,640,667
	Subtotal Brazilian reais			Ps.	29,378,267
Other currencies
Japanese yen
	Fixed-rate Senior notes (i)	2.950%	2039	Ps.	1,615,771
Chilean pesos
	Fixed-rate Senior notes (i)	4.000%	2035	Ps.	3,771,054
	Subtotal other currencies			Ps.	5,386,825
Lines of Credit and others
Euros
	Lines of credit (iii)	Euribor 1M + 0.350%	2025	Ps.	1,186,351
Mexican pesos
	Lines of credit (iii)	TIIE + 0.310% - 0.800% & TIIE Fondeo + 0.300% - 0.530%	2025		10,360,000
Peruvian Soles
	Lines of credit (iii)	4.740% - 5.080%	2025 - 2026		24,377,437
Colombian pesos
	Lines of credit (iii)	IBR 1M + 0.890% - IBR 1M + 1.420% & IBR 3M + 0.850% - IBR 3M + 0.960%	2025 - 2027		16,633,018
Chilean pesos
	Lines of credit (iii)	TAB 180 + 0.600% - 0.750% & TAB 360 + 0.850% & 0.595% - 6.620%	2025 - 2026		9,590,744
	Financial leases	8.270% - 8.970%	2027		15,780
Dominican pesos
	Lines of credit (iii)	10.900% - 13.250%	2025 - 2026		368,821

	Subtotal Lines of Credit and others			Ps.	62,532,151
	Total debt			Ps.	550,176,128
	Less: Short-term debt and current portion of long-term debt			Ps.	87,072,990
	Long-term debt			Ps.	463,103,138

As of December 31, 2024				(Thousands of Mexican pesos)
Currency	Loan	Interest rate	Maturity	Total
Senior Notes
U.S. dollars
	Fixed-rate Senior notes (i)	5.125%	2028	Ps.	4,143,002
	Fixed-rate Senior notes (i)	6.375%	2028		4,676,086
	Fixed-rate Senior notes (i)	4.375%	2029		2,402,000
	Fixed-rate Senior notes (i)	3.625%	2029		20,268,300
	Fixed-rate Senior notes (i)	2.875%	2030		20,268,300
	Fixed-rate Senior notes (i)	4.700%	2032		15,201,225
	Fixed-rate Senior notes (i)	6.375%	2035		19,889,891
	Fixed-rate Senior notes (i)	6.125%	2037		7,483,563
	Fixed-rate Senior notes (i)	6.125%	2040		40,445,595
	Fixed-rate Senior notes (i)	4.375%	2042		23,308,545
	Fixed-rate Senior notes (i)	4.375%	2049		25,335,375
	Subtotal U.S. dollars			Ps.	183,421,882
Mexican pesos
	Commercial Paper (ii)	10.420% - 11.530%	2025	Ps.	6,500,597
	Domestic Senior notes (i)	0.000%	2025		6,201,365
	Domestic Senior notes (i)	TIIE + 0.050%	2025		3,000,000
	Domestic Senior notes (i)	TIIE + 0.300%	2025		409,418
	Domestic Senior notes (i)	9.350%	2028		11,016,086
	Fixed-rate Senior notes (i)	10.125%	2029		17,500,000
	Fixed-rate Senior notes (i)	9.500%	2031		17,000,000
	Domestic Senior notes (i)	9.520%	2032		14,679,166
	Fixed-rate Senior notes (i)	10.300%	2034		20,000,000
	Fixed-rate Senior notes (i)	8.460%	2036		7,871,700
	Domestic Senior notes (i)	8.360%	2037		4,964,352
	Domestic Senior notes (i)	4.840%	2037		11,062,112
	Subtotal Mexican pesos			Ps.	120,204,796
Euros
	Commercial Paper (ii)	2.87% - 3.84%	2025	Ps.	26,158,406
	Fixed-rate Senior notes (i)	1.500%	2026		15,745,429
	Fixed-rate Senior notes (i)	0.750%	2027		15,867,928
	Fixed-rate Senior notes (i)	2.125%	2028		12,520,975
	Fixed-rate Senior notes (i)	5.250%	2028		10,496,953
	Floating-rate Senior notes (i)	Euribor 3M + 1.050%	2028		3,778,901
	Subtotal euros			Ps.	84,568,592
Pound Sterling
	Fixed-rate Senior notes (i)	5.000%	2026	Ps.	12,687,956
	Fixed-rate Senior notes (i)	5.750%	2030		16,494,343
	Fixed-rate Senior notes (i)	4.948%	2033		7,612,773
	Fixed-rate Senior notes (i)	4.375%	2041		19,031,934
	Subtotal Pound Sterling			Ps.	55,827,006
Brazilian reais
	Debentures (i)	CDI + 1.37%	2025	Ps.	4,909,719
	Debentures (i)	CDI + 1.35%	2026		4,909,719
	Debentures (i)	CDI + 1.20%	2027		9,819,437
	Debentures (i)	CDI + 0.55%	2028		4,909,719
	Debentures (i)	IPCA + 5.7687%	2029		8,182,864
	Subtotal Brazilian reais			Ps.	32,731,458
Other currencies
Japanese yen
	Fixed-rate Senior notes (i)	2.950%	2039	Ps.	1,674,427
Chilean pesos
	Fixed-rate Senior notes (i)	4.000%	2035	Ps.	3,907,036
	Subtotal other currencies			Ps.	5,581,463
Lines of Credit and others
Euros
	Lines of credit (iii)	Euribor 3M + 1.300%	2028	Ps.	6,088,232
Mexican pesos
	Lines of credit (iii)	TIIE + 0.400% - 0.790%	2025		10,380,000
U.S. dollars
	Lines of credit (iii)	SOFR 1M + 0.400% - 0.550% & 6.750%	2025 - 2029		23,511,228
Peruvian Soles
	Lines of credit (iii)	5.080% - 6.150%	2025		21,298,150
Colombian pesos
	Lines of credit (iii)	IBR 1M + 0.560% - 2.550% & IBR 3M + 0.560%	2025 - 2026		17,008,428
Chilean pesos
	Lines of credit (iii)	TAB 30 + 3.35% & TAB 180 + 0.600% - 0.750%	2025 - 2026		6,526,415
	Financial leases	8.270% - 8.970%	2027		22,052
Dominican pesos
	Lines of credit (iii)	10.900% - 13.250%	2025 - 2026		415,929

	Subtotal Lines of Credit and others			Ps.	85,250,434
	Total debt			Ps.	567,585,631
	Less: Short-term debt and current portion of long-term debt			Ps.	104,210,738
	Long-term debt			Ps.	463,374,893

EURIBOR = Euro Interbank Offered Rate
TIIE = Mexican Interbank Rate
CDI = Brazil Interbank Deposit Rate
TAB = Chilean weighted average funding rate
IBR = Colombia Reference Bank Indicator
IPCA = Brazil consumer price index
SOFR = Secured Overnight Financing Rate

Interest rates on the Company’s debt are subject to fluctuations in international and local rates. The Company’s weighted average cost of borrowed funds as of September 30, 2025 and December 31, 2024 was approximately 6.18% and 6.14%, respectively.

Such rates do not include commissions or the reimbursements for Mexican tax withholdings (typically at a tax rate of 4.9%) that the Company must pay to international lenders.

An analysis of the Company’s short-term debt maturities as of September 30, 2025 and December 31, 2024, is as follows:

	2025		2024
Senior Notes	Ps.	37,305,118	Ps.	47,179,504
Lines of credit		49,759,962		57,023,548
Financial leases		7,910		7,686
Subtotal short term debt	Ps.	87,072,990	Ps.	104,210,738
Weighted average interest rate		5.97%		6.42%

The Company’s long-term debt maturities are as follows:

Years	Amount
2026	Ps.	28,713,788
2027		39,258,745
2028		51,731,226
2029		51,701,680
2030		48,469,138
2031 and thereafter		243,228,561
Total	Ps.	463,103,138

(i) Senior Notes

The outstanding Senior Notes as of September 30, 2025 and December 31, 2024, were as follows:

Currency*	2025		2024
U.S. dollars	Ps.	175,547,224	Ps.	183,421,882
Mexican pesos		125,279,662		120,204,796
Euros		97,674,358		84,568,592
Pound sterling		54,377,641		55,827,006
Brazilian reais		29,378,267		32,731,458
Japanese yens		1,615,771		1,674,427
Chilean pesos		3,771,054		3,907,036

*Thousands of Mexican pesos.
*Includes secured and unsecured senior notes.

On July 8, 2025, under our Mexican Global Note program, the Company reopened its Global Peso Notes for a total amount of Ps. 15,500 million.

On September 30, 2025, the Company issued EUR 650,000,000 senior notes with a coupon of 3.000% maturing in September 2030.

(ii) Commercial Paper

In August 2020, we established a Euro-Commercial Paper program for a total amount of €2,000 million. As of September 30, 2025, debt under this program amounted to an aggregate of Ps. 23,641 million.

Additionally, under our Mexican Domestic Senior Notes program, we had an aggregate amount of Ps. 8,071 million in Commercial Paper denominaed in Mexican pesos outstanding as of September 30, 2025.

(iii) Lines of credit

As of September 30, 2025, and December 31, 2024, debt under lines of credit amounted to an aggregate of Ps. 62,516 million and Ps. 85,228 million, respectively. As of September 30, 2025, Ps. 1,186 million of the foregoing amount corresponded to Telekom Austria.

The Company has two revolving syndicated credit facilities, one for the Euro equivalent of U.S. $1,500 million and the other for U.S. $2,500 million, which mature in 2026 and 2029, respectively. As long as the facilities are committed, a commitment fee is paid. As of September 30, 2025, these credit facilities were undrawn. Telekom Austria has an undrawn revolving syndicated credit facility for €1,000 million that matures in 2026.

Restrictions

A portion of the Company's debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. As of September 30, 2025, the Company was in compliance with all these requirements.

A portion of the Company's debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the Company, as defined in each instrument. The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as its current shareholders continue to hold the majority of the Company’s voting shares.

Covenants

In conformity with its credit agreements, the Company is obliged to comply with certain financial and operating commitments. Such covenants limit in certain cases, the ability of the Company or the guarantor to: pledge assets, carry out certain types of mergers, sell all or substantially all of its assets, and sell control of Telcel.

Such covenants do not restrict the ability of AMX’s subsidiaries to pay dividends or other payment distributions to AMX. The more restrictive financial covenants require the Company to maintain a consolidated ratio of debt to EBITDA (defined as operating income plus depreciation and amortization) that does not exceed 4 to 1, and a consolidated ratio of EBITDA to interest paid that is not below 2.5 to 1 (in accordance with the clauses included in the credit agreements).

Several of the financing instruments of the Company may be accelerated at the option of the debt holder in the case that a change in control occurs.

As of September 30, 2025, the Company was in compliance with all of the covenants in its debt instruments.

Non-cash consideration

On March 2, 2024, the Company’s € 2.1 billion (Ps. 37.9 billion) bond exchangeable into Koninklijke KPN N.V. (hereinafter, "KPN") shares matured. Prior to maturity, the Company received notification from all bondholders exercising their right to call the KPN shares at the strike price of € 3.1185. The Company delivered its KPN shares to the shareholders and has ceased to have an equity investment in KPN. The non-cash related to the derecognition of exchangeable bonds through the conversion of KPN shares amounted to Ps. 34,569,415.

Note 7. Contingencies

Included in note 17 on pages F-71 to F-73 of the Company’s 2024 Form 20-F is a disclosure of material contingencies outstanding as of December 31, 2024. As of September 30, 2025, there has been no material changes in the status of those contingencies.

Note 8. Financial Assets and Liabilities

Set out below is the categorization of the financial instruments, excluding cash and cash equivalents, held by the Company as of September 30, 2025 and December 31, 2024:

	September 30, 2025
	Loans and Receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Equity investments at fair value through OCI and other short term investments	Ps.	—	Ps.	—	Ps.	46,832,069
Accounts receivable from subscribers, distributors, contractual assets and other		192,874,477		—		—
Related parties		1,238,128		—		—
Derivative financial instruments		—		3,090,281		—
Debt instruments at fair value through OCI		—		—		17,455,625
Total	Ps.	194,112,605	Ps.	3,090,281	Ps.	64,287,694

Financial Liabilities:
Debt	Ps.	550,176,128	Ps.	—	Ps.	—
Liability related to right-of-use of assets		201,710,331		—		—
Accounts payable		183,885,765		—		—
Related parties		3,238,018		—		—
Derivative financial instruments		—		16,662,904		—
Total	Ps.	939,010,242	Ps.	16,662,904	Ps.	—

	December 31, 2024
	Loans and Receivables		Fair value through profit or loss		Fair value through OCI
Financial Assets:
Equity investments at fair value through OCI and other short term investments	Ps.	—	Ps.	—	Ps.	46,683,687
Accounts receivable from subscribers, distributors, contractual assets and other		179,615,497		—		—
Related parties		1,395,483		—		—
Derivative financial instruments		—		10,668,460		—
Debt instruments at fair value through OCI		—		—		13,908,873
Total	Ps.	181,010,980	Ps.	10,668,460	Ps.	60,592,560

Financial Liabilities:
Debt	Ps.	567,585,631	Ps.	—	Ps.	—
Liability related to right-of-use of assets		213,103,228		—		—
Accounts payable		184,148,979		—		—
Related parties		3,701,960		—		—
Derivative financial instruments		—		22,185,709		—
Total	Ps.	968,539,798	Ps.	22,185,709	Ps.	—

Fair value hierarchy

The Company’s valuation techniques used to determine and disclose the fair value of its financial instruments are based on the following hierarchy:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities,

Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and

Level 3: Variables used for the asset or liability that are not based on any observable market data (non-observable variables).

The fair value for the financial assets (excluding cash and cash equivalents) and financial liabilities shown in the consolidated statements of financial position at September 30, 2025 and December 31, 2024 is as follow:

	Measurement of fair value at September 30, 2025
	Level 1		Level 2		Level 3		Total
Assets:
Equity investments at fair value through OCI and other short-term investments	Ps.	46,832,069	Ps.	—	Ps.	—	Ps.	46,832,069
Derivative financial instruments		—		3,090,281		—		3,090,281
Total current assets		46,832,069		3,090,281		—		49,922,350
Revaluation of telecommunication towers		—		—		9,033,463		9,033,463
Pension plan assets		175,705,720		13,381,302		36,623		189,123,645
Debt instruments at fair value through OCI		—		17,455,625		—		17,455,625
Total non-current assets		175,705,720		30,836,927		9,070,086		215,612,733
Total	Ps.	222,537,789	Ps.	33,927,208	Ps.	9,070,086	Ps.	265,535,083

Liabilities:
Debt	Ps.	465,709,819	Ps.	78,770,293	Ps.	—	Ps.	544,480,112
Liability related to right-of-use of assets		201,710,331		—		—		201,710,331
Derivative financial instruments		—		16,662,904		—		16,662,904
Total	Ps.	667,420,150	Ps.	95,433,197	Ps.	—	Ps.	762,853,347

	Measurement of fair value at December 31, 2024
	Level 1		Level 2		Level 3		Total
Assets:
Equity investments at fair value through OCI and other short-term investments	Ps.	46,683,687	Ps.	—	Ps.	—	Ps.	46,683,687
Derivative financial instruments		—		10,668,460		—		10,668,460
Total current assets		46,683,687		10,668,460		—		57,352,147
Revaluation of telecommunication towers		—		—		10,457,088		10,457,088
Pension plan assets		175,241,382		14,754,046		40,380		190,035,808
Debt instruments at fair value through OCI		—		13,908,873		—		13,908,873
Total non-current assets		175,241,382		28,662,919		10,497,468		214,401,769
Total	Ps.	221,925,069	Ps.	39,331,379	Ps.	10,497,468	Ps.	271,753,916

Liabilities:
Debt	Ps.	453,237,685	Ps.	90,095,061	Ps.	—	Ps.	543,332,746
Liability related to right-of-use of assets		213,103,228		—		—		213,103,228
Derivative financial instruments		—		22,185,709		—		22,185,709
Total	Ps.	666,340,913	Ps.	112,280,770	Ps.	—	Ps.	778,621,683

Fair value of derivative financial instruments is valued using valuation techniques with market observable inputs. To determine its Level 2 fair value, the Company applies different valuation techniques including forward pricing and swaps models, using present value calculations. The models incorporate various inputs including credit quality of counterparties, foreign exchange spot and forward rates and interest rate curves. Fair value of debt Level 2 has been determined using a model based on present value calculation incorporating credit quality of AMX. The Company’s investment in equity investments at fair value, specifically the investment in Verizon and BT Group are valued using the quoted prices (unadjusted) in active markets for identical assets. The net realized gain (loss) on derivative financial instruments was Ps. 3,048,499 and Ps. (318,021) for the three-month periods ended September 30, 2025 and 2024, respectively, and Ps. 6,814,778 and Ps. (1,410,179), for the nine-month periods ended September 30, 2025 and 2024, respectively.

The fair value of the revaluation of telecommunication towers was calculated using valuation techniques, using observable market data and internal information on transactions carried out with independent third parties. To determine fair value, we use level 2 and 3 information, the Company used inputs such as average rents, contract term and discount rates for discounted flow modeling techniques; in the case of discount rates, we use level 2 data where the information is public and is found in recognized databases, such as country risks, inflation, etc. In the case of level 3 data, the information is mainly internal based on lease contracts entered into with independent third parties.

For the nine-months period ended September 30, 2025, and 2024, no transfers were made between Level 1, Level 2 and Level 3 fair value measurement hierarchies.

Note 9. Shareholders’ Equity

a) Pursuant to the Company’s bylaws, the capital stock of the Company consisted as of September 30, 2025 of a minimum fixed portion of Ps.231,290 (nominal amount), represented by a total of 61,245,000,000 shares (including treasury shares available for placement in accordance with the provisions of the Mexican Securities Market Law) (Ley del Mercado de Valores), all of them “B” shares.

b) As of September 30, 2025 and December 31, 2024, the Company’s capital stock was represented by 60,321,750,000 outstanding “B” shares and 61,000,000,000 outstanding “B” shares respectively, not including treasury shares.

c) As of September 30, 2025 and December 31, 2024, the Company’s treasury held for placement in accordance with the provisions of the Mexican Securities Market Law (Ley del Mercado de Valores ) and the Mexican General Regulations applicable to Securities Issuers (Disposiciones de carácter general aplicables a las Emisoras de Valores y a otros participantes del Mercado de Valores) issued by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), a total amount of 923,250,000 shares all Series “B”; and 245,000,000 Series “B” shares, respectively all acquired pursuant to the Company’s share repurchase program.

d) Company’s “B” shares are registered common and no-par value shares with full voting rights.

Dividends

On May 14, 2025, the Company’s shareholders approved, among other resolutions, the payment of a dividend of Ps.0.52 (fifty-two peso cents) per share to each of the shares of its capital stock. It was approved that such dividend would be paid in two installments of Ps.0.26 (twenty-six peso cents) each, on July 14 and November 10, 2025, respectively.

On April 29, 2024, the Company’s shareholders approved, among other resolutions, the payment of a dividend of Ps.0.48 (forty-eight peso cents) per share to each of the shares of its capital stock. It was approved that such dividend would be paid in two installments of Ps.0.24 (twenty four peso cents) each, on July 15 and November 11, 2024, respectively.

Legal Reserve

According to the Ley General de Sociedades Mercantiles, companies must allocate from the net profit of each year at least 5% to increase the legal reserve until it reaches 20% of its capital stock. This reserve may not be distributed to shareholders during the existence of the Company, except as a stock dividend. As of September 30, 2025 and December 31, 2024, the legal reserve amounted to Ps. 358,440.

Restrictions on Certain Transactions

Pursuant to the Company’s bylaws any transfer of more than 10% of the full voting shares (“A” shares and “AA” shares), effected in one or more transactions by any person or group of persons acting in concert, requires prior approval by our Board of Directors. If the Board of Directors denies such approval, however, the Company bylaws require it to designate an alternate transferee, who must pay market price for the shares as quoted on the Bolsa Mexicana de Valores, S.A.B. de C.V.

Payment of Dividends

Dividends, either in cash or in kind, paid with respect to the “B” shares or “B” share ADSs will generally be subject to a 10% Mexican withholding tax (provided that no Mexican withholding tax will apply to distributions of net taxable profits generated before 2014). Non-resident holders could be subject to a lower tax rate, to the extent that they are eligible for benefits under an income tax treaty to which Mexico is a party.

Note 10. Components of other comprehensive income

The movement on the components of the other comprehensive income is as follows:

	For the three-month period ended September 30,				For the nine-month period ended September 30,
	2025		2024		2025		2024
Controlling interest:
Unrealized gain on equity investments at fair value, net of deferred taxes	Ps.	46,404	Ps.	5,605,521	Ps.	965,081	Ps.	10,173,257
Translation effect of foreign entities		(10,357,534)		43,393,448		(9,174,880)		63,633,553
Remeasurement of defined benefit plan, net of deferred taxes		535,858		(22,484)		7,521,841		(102,018)
Non-controlling interest of the items above		(2,336,633)		6,875,949		790,054		9,547,120
Other comprehensive income	Ps.	(12,111,905)	Ps.	55,852,434	Ps.	102,096	Ps.	83,251,912

Note 11. Valuation of derivatives, interest cost from labor obligations and other financial items, net

Valuation of derivatives and other financial items are as follows:

	For the three-month period ended September 30,				For the nine-month period ended September 30,
	2025		2024		2025		2024

Gain in valuation of derivatives, net	Ps.	(2,243,326)	Ps.	7,534,273	Ps.	316,386	Ps.	5,165,037
Capitalized interest expense		417,835		408,908		1,107,471		1,133,273
Commissions		(311,332)		(283,297)		(1,036,648)		(814,363)
Interest cost of labor obligations		(4,432,098)		(3,773,999)		(13,325,841)		(11,286,102)
Contractual earn-out from business combination		—		—		—		14,856
Interest expense on taxes		(159,067)		16,251		(287,610)		(135,263)
Recognized dividend income		742,663		772,550		2,288,735		1,986,090
Impairment to notes receivable from joint venture		—		(704,553)		—		(3,730,438)
Loss on exchange of KPN shares		—		—		—		(2,461,000)
Payment of Tax Compensations		—		—		—		(293,365)
Allowance of doubtful accounts		—		(348,170)		(864,752)		(961,745)
Commissions and other interest		(105,148)		(498,622)		(1,185,053)		(1,263,019)
Gain on net monetary positions		480,419		5,211,676		3,682,929		24,344,026
Other financial cost		(299,582)		(612,698)		(1,122,078)		(1,156,845)
Total	Ps.	(5,909,636)	Ps.	7,722,319	Ps.	(10,426,461)	Ps.	10,541,142

Note 12. Segments

América Móvil operates in different countries. As mentioned in Note 1, the Company has operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Costa Rica, Brazil, Argentina, Colombia, Honduras, Peru, Paraguay, Uruguay, Chile, the Dominican Republic, Puerto Rico, Austria, Croatia, Bulgaria, Belarus, Macedonia, Serbia and Slovenia. The accounting policies for the segments are the same as those described in Note 2 on pages F-12 to F-38 of the Company’s 2024 Form 20-F .

The Chief Executive Officer, who is the Chief Operating Decision Maker (“CODM”), analyzes the financial and operating information by operating segment. All operating segments that (i) represent more than 10% of consolidated revenues, (ii) more than the absolute amount of its reported 10% of profits before income tax or (iii) more than 10% of consolidated assets, are presented separately.

The Company presents the following reportable segments for the purposes of its consolidated financial statements: Mexico (includes Telcel and Corporate operations and assets), Telmex (Mexico), Brazil, Southern Cone (includes Argentina separated from Paraguay, Uruguay and Chile), Colombia, Andean (includes Ecuador and Peru), Central America (includes Guatemala, El Salvador, Honduras, Nicaragua and Costa Rica), Caribbean (includes the Dominican Republic and Puerto Rico), and Europe (includes Austria, Bulgaria, Croatia, Belarus, Slovenia, Macedonia and Serbia).

The segment Southern Cone comprises mobile communication services in Argentina as well as Paraguay, Uruguay and Chile. Beginning in 2018, hyperinflation accounting in accordance with IAS 29 was initially applied to Argentina, which results in the restatement of non-monetary assets, liabilities and all items of the statement of comprehensive income for the change in a general price index and the translation of these items applying the period-end exchange rate.

The Company considers that the quantitative and qualitative aspects of any aggregated operating segments (that is, Central America and Caribbean reportable segments) are similar in nature for all periods presented. In evaluating the appropriateness of aggregating operating segments, the key indicators considered included but were not limited to: (i) the similarity of key financial statements measures and trends, (ii) all entities provide telecommunications services, (iii) similarities of customer base and services, (iv) the methods to distribute services are the same, based on telephone plant in both cases, wireless and fixed lines, (v) similarities of governments and regulatory entities that oversee the activities and services of telecom companies, (vi) inflation trends, and (vii) currency trends.

				Southern Cone (1)
	Mexico	Telmex	Brazil	Argentina	Uruguay, Paraguay and Chile	Colombia	Andean	Central America	Caribbean	Europe	Eliminations	Consolidated total
For the nine months ended at September 30, 2025 (in Ps.):
External revenues	190,990,286	68,757,908	132,119,693	27,080,180	19,818,605	58,037,591	42,485,108	42,231,672	27,914,307	89,306,096	—	698,741,446
Intersegment revenues	10,868,768	16,030,006	4,126,097	51,822	62,054	586,727	114,870	62,971	1,061,513	1,412	(32,966,240)	—
Total revenues	201,859,054	84,787,914	136,245,790	27,132,002	19,880,659	58,624,318	42,599,978	42,294,643	28,975,820	89,307,508	(32,966,240)	698,741,446
Depreciation and amortization	18,502,336	11,603,199	33,103,092	8,671,943	10,180,980	13,053,291	8,989,939	8,809,251	5,450,836	19,632,627	(2,992,485)	135,005,009
Operating income (loss)	68,007,715	12,056,681	26,831,859	577,956	(6,037,163)	7,729,083	7,098,945	9,484,301	4,906,930	14,170,730	(2,551,779)	142,275,258
Interest income	14,625,629	954,604	3,144,052	740,164	89,322	603,887	1,374,404	536,580	1,165,419	626,828	(16,958,566)	6,902,323
Interest expense	26,996,135	1,642,530	21,166,121	2,231,312	1,282,862	4,006,537	2,139,698	996,420	1,012,748	1,723,323	(16,569,779)	46,627,907
Income tax	24,877,713	619,436	4,357,148	942,602	(245,897)	893,875	2,155,453	2,055,398	2,273,428	2,787,685	(139,960)	40,576,881
Equity interest in net result of associated companies	(4,301)	42,869	22,181	—	—	—	—	—	—	44,852	—	105,601
Net profit (loss) attributable to equity holders of the parent	61,474,781	(3,096,185)	9,790,029	(4,558,020)	(6,035,570)	2,289,877	4,424,618	7,182,279	2,158,916	10,033,771	(19,979,656)	63,684,840
Assets by segment	1,062,767,055	258,160,450	373,893,303	77,287,228	61,985,936	140,007,586	102,973,789	100,728,939	100,399,584	201,032,872	(686,342,106)	1,792,894,636
Plant, property and equipment, net	41,313,231	153,290,166	145,517,531	34,150,432	30,446,044	53,382,072	33,364,539	48,750,889	36,438,713	99,481,094	(739,411)	675,395,300
Revalued of assets	—	—	—	—	—	7,840,020	—	—	—	1,193,443	—	9,033,463
Rights of use, net	68,541,060	196,730	40,288,849	6,276,754	7,141,706	5,468,803	13,771,754	19,412,329	6,256,291	18,244,688	(34,792)	185,564,172
Goodwill	26,462,356	215,381	29,201,504	202,077	4,735,752	9,920,056	4,707,828	6,305,077	14,186,723	64,190,721	—	160,127,475
Licenses and rights, net	9,120,353	63,370	25,667,636	16,040,946	3,300,874	19,904,371	3,538,011	4,694,104	9,742,303	18,799,789	—	110,871,757
Liabilities by segments	705,457,968	194,095,143	295,273,918	46,681,284	41,786,362	81,798,318	58,821,401	36,524,188	41,605,708	102,299,088	(266,725,089)	1,337,618,289

				Southern Cone (1)
	Mexico	Telmex	Brazil	Argentina	Uruguay and Paraguay	Colombia	Andean	Central America	Caribbean	Europe	Eliminations	Consolidated total
For the nine months ended at September 30, 2024 (in Ps.):
External revenues	187,732,967	68,276,663	122,110,295	27,423,524	3,055,462	51,301,152	36,815,098	34,165,586	25,613,323	75,786,425	—	632,280,495
Intersegment revenues	9,509,126	12,596,097	3,513,207	81,371	7,992	259,275	104,703	78,990	828,218	290,851	(27,269,830)	—
Total revenues	197,242,093	80,872,760	125,623,502	27,504,895	3,063,454	51,560,427	36,919,801	34,244,576	26,441,541	76,077,276	(27,269,830)	632,280,495
Depreciation and amortization	18,918,556	11,174,219	32,020,010	8,342,697	1,674,330	11,956,745	7,667,751	8,454,444	5,267,048	16,776,326	(2,840,653)	119,411,473
Operating income (loss)	67,725,756	11,773,716	22,411,376	802,382	(1,019,701)	6,880,318	5,800,241	4,935,702	4,252,492	12,066,971	(1,920,534)	133,708,719
Interest income	17,685,395	921,047	1,578,990	746,715	5,593	408,450	1,976,398	436,639	1,467,208	268,177	(18,903,431)	6,591,181
Interest expense	28,953,640	3,750,214	17,563,617	1,854,449	49,597	2,727,014	1,688,082	756,724	1,015,766	1,577,366	(18,935,238)	41,001,231
Income tax	8,766,052	2,181,918	(1,340,015)	7,861,835	205	437,590	1,810,530	1,397,002	1,842,816	2,230,881	(128,281)	25,060,533
Equity interest in net result of associated companies	(4,463,895)	35,531	20,729	—	—	—	—	(987)	—	36,238	—	(4,372,384)
Net profit (loss) attributable to equity holders of the parent	(5,658,857)	(3,898,168)	(2,885,415)	7,679,002	(1,221,167)	2,427,147	4,257,803	3,769,832	2,517,538	8,248,123	3,591,793	18,827,631
Assets by segment	1,122,518,353	241,187,215	384,282,819	88,608,583	9,944,249	131,675,798	103,180,664	108,067,723	108,315,408	198,352,247	(710,235,911)	1,785,897,148
Plant, property and equipment, net	44,294,544	152,040,735	153,223,405	41,688,196	3,698,909	54,625,108	34,234,298	51,001,557	39,881,695	101,940,134	(1,025,616)	675,602,965
Revalued of assets	—	—	—	—	—	8,261,373	—	—	—	1,447,191	—	9,708,564
Rights of use, net	83,289,428	213,337	39,426,940	9,029,706	2,741,344	4,706,349	14,745,037	19,689,683	6,917,144	19,156,496	(48,441)	199,867,023
Goodwill	26,485,732	215,381	30,245,505	201,927	—	9,923,928	4,707,368	6,319,661	14,186,723	65,018,360	—	157,304,585
Licenses and rights, net	9,637,656	76,825	30,330,948	19,761,610	1,364,010	21,105,792	4,072,270	5,105,256	9,703,924	20,606,596	—	121,764,887
Liabilities by segments	722,219,858	185,661,266	313,115,749	52,298,774	4,724,963	72,614,697	57,600,160	39,349,988	45,086,112	108,057,462	(291,857,411)	1,308,871,618

(1)	Includes the operations of Claro Chile, SpA

				Southern Cone (1)
	Mexico	Telmex	Brazil	Argentina	Uruguay, Paraguay and Chile	Colombia	Andean	Central America	Caribbean	Europe	Eliminations	Consolidated total
For the three months ended at September 30, 2025 (in Ps.):
External revenues	65,851,457	22,348,982	44,538,138	7,241,467	6,508,641	19,239,133	13,971,281	13,805,064	8,849,962	30,564,792	—	232,918,917
Intersegment revenues	3,607,318	5,571,666	1,323,032	15,927	20,243	384,416	37,335	19,965	337,725	1,412	(11,319,039)	—
Total revenues	69,458,775	27,920,648	45,861,170	7,257,394	6,528,884	19,623,549	14,008,616	13,825,029	9,187,687	30,566,204	(11,319,039)	232,918,917
Depreciation and amortization	5,940,083	3,895,997	11,018,594	2,352,011	3,263,031	4,299,503	2,929,113	2,879,509	1,725,662	6,339,809	(943,830)	43,699,482
Operating income (loss)	23,776,380	3,723,377	9,286,170	159,320	(1,572,847)	2,991,804	2,409,952	3,096,769	1,536,203	5,833,055	(1,117,111)	50,123,072
Interest income	4,966,515	236,023	1,980,548	242,791	14,818	160,863	396,106	155,407	369,391	270,261	(5,494,221)	3,298,502
Interest expense	9,012,482	416,180	7,837,685	742,272	413,022	1,504,209	703,354	308,670	337,775	576,376	(5,263,251)	16,588,774
Income tax	8,677,168	(734,374)	983,648	(271,550)	(45,456)	467,295	734,067	651,681	1,232,546	1,214,450	(46,201)	12,863,274
Equity interest in net result of associated companies	5,537	13,912	6,776	—	—	—	—	—	—	13,559	—	39,784
Net profit (loss) attributable to equity holders of the parent	20,397,765	(326,105)	3,113,622	(1,496,966)	(2,075,052)	752,693	1,429,252	2,361,314	266,451	4,239,222	(5,962,041)	22,700,155

				Southern Cone (1)
	Mexico	Telmex	Brazil	Argentina	Uruguay and Paraguay	Colombia	Andean	Central America	Caribbean	Europe	Eliminations	Consolidated total
For the three months ended at September 30, 2024 (in Ps.):
External revenues	63,994,426	23,244,769	42,106,874	12,075,268	1,069,585	18,027,451	13,289,345	12,647,471	9,083,903	27,919,344	—	223,458,436
Intersegment revenues	3,366,812	4,513,874	1,267,580	29,760	1,657	92,063	37,246	26,663	326,139	290,850	(9,952,644)	—
Total revenues	67,361,238	27,758,643	43,374,454	12,105,028	1,071,242	18,119,514	13,326,591	12,674,134	9,410,042	28,210,194	(9,952,644)	223,458,436
Depreciation and amortization	6,313,200	3,766,918	10,730,626	3,334,698	478,662	4,306,121	2,678,911	3,142,716	1,970,049	6,176,894	(919,326)	41,979,469
Operating income (loss)	22,604,245	3,706,204	8,261,254	737,373	(243,765)	2,453,156	2,195,323	2,044,217	1,422,405	5,112,901	(850,658)	47,442,655
Interest income	5,764,071	317,606	492,509	285,082	2,544	89,921	624,114	162,138	513,624	119,744	(5,786,665)	2,584,688
Interest expense	9,475,290	1,116,641	5,754,186	682,855	20,720	954,368	629,961	296,820	319,494	596,376	(5,798,081)	14,048,630
Income tax	3,193,514	957,212	786,930	1,505,114	145	184,206	741,269	586,714	774,029	937,680	(45,259)	9,621,554
Equity interest in net result of associated companies	(1,683,422)	10,246	6,242	—	—	—	—	—	—	19,638	—	(1,647,296)
Net profit (loss) attributable to equity holders of the parent	(6,092,235)	(1,666,218)	924,170	667,491	(342,881)	878,509	1,547,641	1,564,443	614,320	3,591,935	4,739,410	6,426,585

(1)	Includes the operations of Claro Chile, SpA